                                               Filed pursuant to Rule 424(b)(1)
                                               Registration No. 333-32931
PROSPECTUS

                                2,500,000 SHARES

                                [ECCS INC. LOGO]
                                  COMMON STOCK

                         ------------------------------

     Of the 2,500,000 shares of Common Stock offered hereby, 2,254,018 shares are being sold by ECCS, Inc. ("ECCS" or the "Company") and 245,982 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "ECCS." On August 19, 1997, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $4.625 per share. See "Price Range of Common Stock."
                         ------------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

====================================================================================================
                                      PRICE                            PROCEEDS       PROCEEDS TO
                                        TO                                TO            SELLING
                                      PUBLIC        UNDERWRITING      COMPANY(2)      SHAREHOLDERS
                                                   DISCOUNTS AND
                                                   COMMISSIONS(1)
----------------------------------------------------------------------------------------------------
Per Share.......................      $4.50            $0.31            $4.19            $4.19
----------------------------------------------------------------------------------------------------
Total(3)........................   $11,250,000        $775,000        $9,444,335       $1,030,665
====================================================================================================

(1) Does not include a $50,000 non-accountable expense allowance to be received by the Underwriter. The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company, estimated at $460,000, including the expense allowance referred to above.

(3) The Company has granted the Underwriter an option, exercisable within 30 days of the date hereof, to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $12,937,500, $891,250 and $11,015,585, respectively. See "Underwriting."

     The shares of Common Stock are offered by the Underwriter, subject to receipt and acceptance of such shares by them. The Underwriter reserves the right to reject any order in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about August 25, 1997.
                         ------------------------------

                                UNTERBERG HARRIS

                                August 20, 1997

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF COMMON STOCK TO STABILIZE THE MARKET PRICE OF THE COMMON STOCK, PURCHASES OF COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                           FORWARD LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of the Company. These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures, research and development expenditures and other statements regarding matters that are not historical facts, involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. With respect to the mix of the Company's revenues, there can be no assurances that the Company will have the resources or personnel required for the development and marketing of proprietary products. There also can be no assurances that proprietary product sales will increase sufficiently, if at all, in order to lower product costs of sales. Finally, there can be no assurances that any increase in the Company's sales of Synchronix or Synchronection will result in improved gross margins or that other factors, including but not limited to price pressures, will not negatively impact gross margins. Potential risks and uncertainties that could affect the Company's future operating results include, but are not limited to, the factors set forth under "Risk Factors" herein, economic conditions, including economic conditions related to the computer industry.

                            ------------------------

     "RAID 10 Performance Manager," "Intelligent Rebuild," "Split Mirror," "Examodule," "Synchronix," "Inverse Mirroring," "Synchronism," "Synchronection," "Split Volume" and "Easy Backup" are United States trademarks of the Company. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus: (i) assumes no exercise of the Underwriter's over-allotment option; and (ii) assumes the conversion of all outstanding shares of Series B and Series C Preferred Stock (the "Convertible Preferred Stock") into an aggregate of 3,770,590 shares of Common Stock upon consummation of this Offering. The issued and outstanding Convertible Preferred Stock shall automatically and mandatorily convert into shares of Common Stock upon the consummation of this Offering. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

     ECCS provides intelligent solutions to store, protect and access mission critical information for the Open Systems and related markets. The Company designs, manufactures and sells high performance, fault tolerant data storage solutions for a wide range of customer requirements. ECCS' flagship product, Synchronix, which the Company began selling in 1996, is a full feature RAID (redundant array of independent disks) product family designed for use in NT and UNIX clustered environments, including Tandem's ServerNet. The Company's products are compatible with most Open System computing platforms and enable customers to store, protect and access data and to centralize data management functions across an organization's disparate computer environments.

     Networked computing environments that store large volumes of data, perform intensive processing or involve frequent user access to data can be characterized as "data-intensive." Organizations are increasingly deploying mission critical applications and services as core business resources. In addition, Internet and on-line server-related businesses have created a significant need for greater storage capacity. The data-intensity of the networked environment is expected to continue to increase substantially due to the development of new applications and on-line services and the increasing use of stored digital graphics, voice and video, requiring dramatically more data capacity than equivalent alphanumeric information. Once the concern primarily of financial institutions and government, the need for fault tolerant data availability has expanded to include most commercial enterprises.

     ECCS' core technology provides data intensive environments with protection against the loss of critical data and provides performance and reliability characteristics of a mainframe, at a fraction of the cost. The Company's products offer users (i) fast data transfer rates by spreading and retrieving data simultaneously among various disk drives, (ii) fault tolerance through the use of redundant components that can be "hot swapped" during repair and (iii) high storage capacity.

     ECCS sells its data storage systems through alternate channel partners, including Unisys Corporation ("Unisys") and Tandem Computers Incorporated ("Tandem"), and by direct sales to commercial end users and the Federal government. The Company's products are used by companies in many industries, including the financial services, retail, media and telecommunications industries.

     From its founding until 1994, the Company's principal business was the value added resale of NCR products, primarily to AT&T business units. During 1994, as a result of AT&T's earlier acquisition of NCR and subsequent change in its purchasing policies, the Company undertook a product development initiative to reposition the Company as a provider of proprietary mass storage enhancement products. A number of products have resulted from these efforts including Synchronix and Synchronection, a fault tolerant network file server. During the six months ended June 30, 1997, approximately 94% of the Company's sales were derived from sales of the Company's proprietary products.

     ECCS' objective is to further establish and solidify its position in the rapidly growing Open Systems data storage market. In particular, the Company's strategic focus centers around serving users whose mission critical applications require high performance and high reliability storage products. The Company's strategy incorporates the following key elements: develop and broaden OEM relationships with market leaders; establish first mover position in emerging clustering technologies; continue direct sales to end users; and protect its position as an innovative technology provider.

                                  THE OFFERING

Common Stock offered
  By the Company.....................       2,254,018 shares
  By the Selling Shareholders........         245,982 shares
Common Stock to be outstanding after
the   Offering.......................      10,515,640 shares(1)
Use of Proceeds......................      For the payment of accrued preferred
                                           stock dividends and general corporate
                                           purposes, including working capital,
                                           marketing expenses associated with
                                           alternate channel partner
                                           development, the expansion of sales
                                           and marketing activities, product
                                           development, and the implementation
                                           of an enterprise management system.
Nasdaq SmallCap Market Symbol........      ECCS
---------------
(1) Excludes an aggregate of 2,089,181 shares of Common Stock reserved for issuance under the Company's stock option plans and other stock options and warrants, of which 1,726,907 shares are issuable upon the exercise of stock options and warrants outstanding as of June 30, 1997 at a weighted average exercise price of $2.69. Such amount also excludes an aggregate of 55,344 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                       JUNE 30,
                                      ---------------------------------------------------    ------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                      -------    -------    -------    -------    -------    -------    -------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $43,483    $51,574    $42,738    $31,174    $22,604    $12,838    $17,840
Gross profit........................   10,026     13,430      6,175      7,918      7,439      4,107      4,992
Operating income (loss).............    2,739      2,228     (7,218)    (3,172)      (495)      (218)       810
Net income (loss) applicable to
  common shares.....................  $ 1,411    $ 1,053    $(6,790)   $(3,738)   $(1,017)   $  (461)   $   544
Primary net income (loss) per
  share(1)..........................  $  0.64    $  0.32    $ (1.63)   $ (0.88)   $ (0.23)   $ (0.11)   $  0.10
Fully diluted net income per
  share.............................  $  0.52    $  0.30         --         --         --         --    $  0.08
Shares used in computing primary net
  income (loss) per share...........    2,189      3,313      4,160      4,232      4,346      4,322      5,236

                                                                                   AS OF JUNE 30, 1997
                                                                                -------------------------
                                                                                                 AS
                                                                                ACTUAL       ADJUSTED(2)
                                                                                -------     -------------
BALANCE SHEET DATA:
  Cash........................................................................  $ 1,339        $10,323
  Working capital.............................................................    5,096         14,080
  Total assets................................................................   16,393         25,377
  Loans payable...............................................................    1,859          1,859
  Total shareholders' equity..................................................    7,045         16,029

---------------
(1) See Note 2 to Consolidated Financial Statements for information concerning the computation of net income (loss) per share.

(2) Reflects the conversion of all outstanding shares of Convertible Preferred Stock into an aggregate of 3,770,590 shares of Common Stock upon consummation of this Offering and the sale of 2,254,018 shares of Common Stock offered hereby by the Company after deducting underwriting discounts and estimated offering expenses payable by the Company. See "Use of Proceeds," "Capitalization" and "Underwriting."

                                  RISK FACTORS

LIMITED HISTORY OF OPERATIONS AS A PROPRIETARY SELLER AND HISTORY OF LOSSES

     From its founding until 1994, the Company's principal business was the sale of NCR products to AT&T business units as a value added reseller ("VAR"). During 1994, as a result of AT&T's acquisition of NCR and subsequent change in its purchasing policies, the Company undertook a product development initiative to reposition the Company as a provider of proprietary mass storage enhancement products. Accordingly, the Company has a limited operating history within its current line of business. The Company incurred net losses of $3,659,000 and $769,000 for the years ended December 31, 1995 and December 31, 1996, respectively. There can be no assurance that the Company will achieve profitable levels of operations in the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

SUBSTANTIAL RELIANCE ON CERTAIN KEY CUSTOMERS

     The Company's customer base is highly concentrated, with its top 10 customers in 1995 and 1996 accounting in the aggregate for approximately 85% and 90%, respectively, of net sales. Sales to such customers comprised 91% of net sales in the six-month period ended June 30, 1997. Sales to Unisys accounted for approximately 30% and 12% of net sales in 1996 and the six-month period ended June 30, 1997, respectively. Sales to the U. S. Air Force, through a Federal integrator, accounted for 25% and 51% of net sales in 1996 and the six-month period ended June 30, 1997, respectively. Sales to Tandem accounted for 11% of net sales in the six-month period ended June 30, 1997. The Company believes that a substantial portion of its net sales and gross profits will continue to be derived from sales to a concentrated group of customers. In general, there are no ongoing written commitments by customers to purchase products from the Company. All product sales by the Company are made on a purchase order basis. A significant reduction in orders from any of the Company's largest customers could have material adverse effect on the Company's results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders of its customers will continue at their previous levels. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

RAPID TECHNOLOGICAL CHANGE AND CONTINUED DEMAND FOR COMPANY'S PRODUCTS

     The market for the Company's mass storage enhancement products, including RAID, is characterized by innovation and rapid technological advances. Both the needs of potential customers and the technologies available for meeting those needs can change significantly within a short period of time. The Company's future success will depend in part on its ability to enhance continually its current mass storage products and to develop or acquire new mass storage products that address the needs of its customers. There can be no assurance that the Company will be successful in developing such new products that respond to technological changes. Other companies may succeed in developing products that are better, more efficient or less costly than any that may be developed by the Company. Such development or rapid technological development by others may result in the Company's products becoming obsolete before the Company recovers a significant portion of the research, development and commercialization expenses incurred with respect to those products or may adversely affect the Company's competitive position. See "Business -- Competition."

     Demand for the Company's services and mass storage enhancement products, including RAID, depends principally upon the demand for Open Systems-based networks based on NT, UNIX and LAN operating systems. Although the Company expects the industry to continue to expand, the Company's business may be adversely affected by a decline in the sales growth of Open Systems-based networks targeted by the Company. If the Company fails to anticipate and properly respond to shifts within the Open Systems marketplace that have or may have an impact on the demand for Open Systems, the Company's business and results of operations will be materially adversely effected. See
"Business -- Industry Background" and "-- Research and Development."

RISK OF MARKET ACCEPTANCE OF NEW PRODUCTS

     Since 1995, the Company has focused substantial product development efforts on its RAID products, and specifically, on the development of a new product family, Synchronix, ECCS' next generation, high availability controller and subsystem. There can be no assurance that the Company will be successful in continuing to commercialize its Synchronix family of products.

     The Company believes that its success depends, in part, on its ability to enhance existing products and to develop new products that maintain technological leadership, meet a wide range of changing customer needs and achieve market acceptance. Lack of market acceptance for the Company's existing or new products, the Company's failure to introduce new products in a timely or cost-effective manner, or its failure to increase functionality of existing products or remain price competitive, would materially adversely affect the Company's operating results. There can be no assurance that the Company will be successful in its product development efforts or, even if successful, whether such products will achieve market acceptance. See "Business -- Products and Technology."

     The Company designs its RAID products to comply with standards adopted by the industry and the RAID Advisory Board, which the Company believes are industry-accepted standards, and the Company works closely with the RAID Advisory Board to ensure that the Company's RAID standards are compatible with industry standards. Although the Company knows of no other standard-setting body currently in existence, there can be no assurance that other standards will not become industry-accepted standards.

EXPANSION OF SALES AND DISTRIBUTION CHANNELS

     The Company sells its products through alternate channel partners, including OEMs, VARs and distributors, and directly to Federal and commercial end users. The Company intends to increase both its product sales and distribution by expanding its direct sales activities, engaging additional alternate channel partners and developing strategic relationships with OEMs that serve new vertical markets for the Company. Whether the Company can successfully generate its own sales leads, introduce new products and enter new markets will depend on its ability to expand its direct sales and support services, expand its indirect distribution channel, and increase its relationships and alliances with other companies. There can be no assurance that the Company will be able to successfully expand its direct sales and support services force, expand its indirect distribution channel, or establish or maintain successful third party relationships. Any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Sales and Marketing."

DEPENDENCE ON CERTAIN SOURCES OF SUPPLY

     Manufacturing by the Company consists primarily of light assembly, systems integration, testing and quality assurance. ECCS relies on outside manufacturers to manufacture and produce the Company's products for use in the Company's proprietary systems, as well as for the direct sale to end users, and relies on outside suppliers to supply subassemblies, component parts and computer systems for resale. Certain components used in the Company's business are available only from a limited number of sources. Any delays in obtaining component parts could adversely affect the Company's results of operations. The Company relies on independent contractors and outside suppliers to manufacture subassemblies to the Company's specifications. Each of the Company's products undergoes testing and quality inspection at the final assembly stage. Although the Company has not experienced material problems with its proprietary systems manufacturers or its suppliers of subassemblies, there can be no assurance that material problems will not arise in the future that could significantly impede or interrupt the Company's business. Although the Company has not experienced significant problems with its suppliers in the past, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationship with its existing suppliers, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. Any material disruption in the Company's supply of products would have a material adverse effect on the Company's results of operations. See "Business -- Manufacturing and Suppliers."

COMPETITION

     The Company is engaged in fields within the computer industry characterized by a high level of competition. Many established computer manufacturers (such as the Company's own suppliers, which include Unisys), systems integrators and manufacturers of mass storage enhancement products and networking products compete with the Company. To the extent that Unisys manufactures or markets products or services similar to those offered by the Company, the Company's results of operations would be adversely impacted. Many of the Company's competitors have financial, technical, manufacturing, sales, marketing and other resources which are substantially greater than those of the Company. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors. With respect to mass storage enhancement products, there are many competitors in each product category, none of which is dominant in any one product category, but each of which addresses specific applications and/or markets. With respect to RAID products and technology, EMC Corp., Data General, Digital Equipment Corporation and Hyundai's Symbios Logic Division are significant participants in the RAID market for IBM mainframe computers and have acquired companies which have products that address the Open Systems market. Most computer systems companies and companies that offer memory enhancement products also offer RAID, mass storage and backup products and technologies, or are undertaking development efforts, which compete or may compete with the Company in the RAID marketplace for Open Systems-based network computers, including companies considerably larger and with greater resources than those of the Company. There can be no assurance that such companies will not enter or expand their presence in the RAID marketplace for Open Systems-based computers. See "Business -- Competition."

     Competitive pricing pressures exist in the data storage market and have had and may in the future have an adverse effect on the Company's revenues and earnings. There also has been, and may continue to be, a willingness on the part of certain competitors to reduce prices in order to preserve or gain market share. The Company believes that pricing pressures are likely to continue.

INTELLECTUAL PROPERTY AND RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT

     The Company's future success depends in part upon its intellectual property, including patents, trade secrets, know-how and continuing technological innovation. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products. The Company has filed numerous patent applications covering various aspects of its Synchronix product family. There can be no assurance that patents will issue from any application filed by the Company or that, if patents do issue, the claims allowed will be sufficiently broad to prohibit others from marketing similar products. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to the Company. Although the Company believes that its products and technology do not infringe upon proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful. Although the Company continues to implement protective measures and intends to defend its proprietary rights, policing unauthorized use of the Company's technology or products is difficult and there can be no assurance that these measures will be successful. See
"Business -- Intellectual Property and Other Proprietary Rights."

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's operating results generally decline during the third and fourth quarters, and the Company expects that they will continue to do so. Due to the relatively fixed nature of certain of the Company's costs, a decline in net sales in any fiscal quarter typically results in lower profitability in that quarter. The expected decline during the third quarter in the Company's net sales is due primarily to reduced orders by the Federal government during its fourth quarter, which ends September 30th. The Company does not expect such spending patterns to be altered in the future. Over the past two years the Company's net sales have also declined in the fourth quarter. There can be no assurance that such decline will not continue.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company's operations during the foreseeable future will depend largely upon the continued services of the executive officers of the Company, none of whom has entered into an employment agreement with the Company. See "Management -- Executive Officers and Directors."

     The Company's success also depends in part on its ability to manage, attract and retain qualified professional, technical, manufacturing, managerial and marketing personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to develop new and enhanced products and to conduct its operations successfully. The Company's results of operations could be adversely affected if the Company were unable to attract, hire, assimilate, train and manage these personnel, or if net sales fail to increase at a rate sufficient to absorb the resulting increase in expenses. See "Business -- Sales and Marketing" and "-- Employees."

CONTROL BY EXISTING SHAREHOLDERS

     Upon completion of this Offering, certain officers and directors and their affiliates will own or control approximately 21.2% of the Company's outstanding Common Stock (20.5% if the Underwriter's over-allotment option is exercised in full). The current shareholders will have the ability to continue to control the election of all of the members of the Company's Board of Directors and corporate actions requiring shareholder approval. Although the Company's certificate of incorporation does not include any super majority shareholder approval provisions, even as to corporate actions in which such super majority approval may be required by law, such as fundamental corporate transactions including mergers, the current shareholders will have the ability to continue to exert significant influence. The Company is not aware of any agreement by or among any of its shareholders to act in concert. See "Principal and Selling Shareholders."

VOLATILITY OF STOCK PRICE AND IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the shares of Common Stock may be highly volatile. Factors such as actual or anticipated quarterly fluctuation in financial results, changes in recommendations or earnings estimates by securities analysts, announcements of technological innovations or new commercial products or services and the timing of announcements of acquisitions by the Company or its competitors, as well as market conditions generally, may have a significant effect on the market price of the Common Stock. Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies. See "Price Range of Common Stock."

     Future sales of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering, substantially all outstanding shares of Common Stock will be freely tradable by persons other than "affiliates" of the Company without restriction, including 750,000 shares issuable pursuant to an effective Registration Statement on Form S-8 and 2,000,000 shares of Common Stock eligible for resale in accordance with the provisions of Rule 144, including, without limitation, the volume limitations thereunder. 4,128,783 shares beneficially held by certain current shareholders of the Company are subject to "lock-up" agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any shares of Common Stock without the prior written consent of Unterberg Harris for a period of 90 days following the date of this Prospectus. Unterberg Harris may, in its sole discretion, and at any time without notice, release all or a portion of the shares subject to these lock-up agreements. The holders of certain shares also have certain registration rights. Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.

ANTI-TAKEOVER CONSIDERATIONS

     Subsequent to the consummation of the Offering, the Company will have an authorized class of 3,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. The issuance of additional shares of preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Stock" and "-- Anti-takeover Provisions."

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,254,018 shares of Common Stock offered by the Company are estimated to be approximately $9.0 million, after deducting the underwriting discounts and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company intends to use approximately $500,000 of the net proceeds to pay to Convertible Preferred Shareholders dividends on the Convertible Preferred Stock and the remainder for general corporate purposes, including marketing expenses associated with alternate channel partner development, the expansion of its sales and marketing activities, product development, the implementation of an enterprise management system and the remainder for working capital and possible acquisitions of businesses, services or technology complementary to the Company's business. No specific acquisitions are being negotiated or planned as of the date of this Prospectus.

     Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock was listed on the Nasdaq National Market (the "National Market") from June 14, 1993, when the Company effected its initial public offering, until May 29, 1996, on which date the Nasdaq Stock Market, Inc. ("Nasdaq") delisted the Common Stock from the National Market due to the Company's inability to obtain an exception to the shareholder approval requirement in connection with the Company's issuance and sale of Series C Preferred Stock in May 1996. Effective May 29, 1996, the Common Stock of the Company was listed on the Nasdaq SmallCap Market (the "SmallCap Market"). The Company's Common Stock is traded on the SmallCap Market under the symbol ECCS. The following table sets forth, for each of the quarters listed below, the high and low sales prices per share of Common Stock as reported by (i) the National Market for each of the quarters ended March 31, 1995 through March 31, 1996 and for the period from April 1, 1996 through May 28, 1996; and (ii) the SmallCap Market for each of the quarters ended June 30, 1996 (commencing May 29, 1996) through June 30, 1997.

                       NATIONAL MARKET: QUARTER ENDED                      HIGH       LOW
    ---------------------------------------------------------------------  -----     -----
    March 1995...........................................................  2.625     0.69
    June 1995............................................................  3.25      1.63
    September 1995.......................................................  5.50      2.25
    December 1995........................................................  4.50      1.50
    March 1996...........................................................  3.25      1.75
    June 1996 (through May 28, 1996).....................................  3.875     1.875

                       SMALLCAP MARKET: QUARTER ENDED                      HIGH       LOW
    ---------------------------------------------------------------------  -----     -----
    June 1996 (commencing May 29, 1996)..................................  3.875     2.50
    September 1996.......................................................  3.625     2.00
    December 1996........................................................  4.75      2.25
    March 1997...........................................................  5.50      3.625
    June 1997............................................................  6.00      4.125

     The prices shown above represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

     On August 19, 1997, the last sales price of the Common Stock as reported by the SmallCap Market was $4.625 per share. The approximate number of shareholders of record on June 30, 1997 was 106.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on Common Stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's factoring facility with NationsBanc Commercial Corporation ("NCC") restricts the Company's ability to pay certain dividends (not including dividends payable to the Convertible Preferred Shareholders upon the consummation of this Offering) without NCC's prior written consent. The Company's line of credit facility with AT&T Commercial Finance Corporation ("AT&T-CFC") prohibits the payment of dividends. AT&T-CFC has waived such prohibition in connection with the dividend payments to be made to the Convertible Preferred Shareholders upon the consummation of this Offering.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company: (i) as of June 30, 1997; and (ii) on an as adjusted basis to give effect to the conversion of all outstanding shares of Convertible Preferred Stock into 3,770,590 shares of Common Stock and the sale by the Company of 2,254,018 shares of Common Stock offered hereby, after deducting the underwriting discounts and estimated offering expenses payable by the Company, and the anticipated application of the estimated net proceeds therefrom.

                                                                              JUNE 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Shareholders' equity:
  Preferred stock, $0.01 par value, 3,000,000 shares authorized;
     1,600,000 shares Series B cumulative convertible preferred stock and 500,000 shares Series C cumulative convertible preferred stock, issued and outstanding; none issued and outstanding on an
     as adjusted basis.................................................  $    21       $    --
  Common stock, $0.01 par value, 20,000,000 shares authorized; issued and outstanding on an actual and an as adjusted basis, of
     4,491,032 and 10,515,640, respectively(1).........................       45           105
  Capital in excess of par value -- preferred..........................    4,522            --
  Capital in excess of par value -- common.............................   10,423        23,890
  Retained earnings (deficit)..........................................   (7,966)       (7,966)
                                                                         -------       -------
     Total shareholders' equity........................................    7,045        16,029
                                                                         -------       -------
       Total capitalization............................................  $ 7,045       $16,029
                                                                         =======       =======

---------------
(1) Excludes an aggregate of 2,089,181 shares of Common Stock reserved for issuance under the Company's stock option plans and other stock options and warrants, of which 1,726,907 shares are issuable upon the exercise of stock options and warrants outstanding as of June 30, 1997 at a weighted average exercise price of $2.69. Such amount also excludes an aggregate of 55,344 shares reserved for issuance under the Company's 1995 Employee Stock Purchase Plan.

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1997 was approximately $6.2 million, or $0.75 per share of Common Stock (assuming the conversion of all outstanding shares of Convertible Preferred Stock). "Net tangible book value per share" is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,254,018 shares of Common Stock in this Offering (at the offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), the as adjusted net tangible book value of the Company as of June 30, 1997 would have been $15.2 million, or $1.45 per share of Common Stock. This represents an immediate increase in net tangible book value per share of $0.70 to existing shareholders and immediate dilution in net tangible book value of $3.05 per share to new investors. The following table illustrates the per share dilution:

    Public offering price per share......................................            $4.50
      Net tangible book value per share at June 30, 1997.................  $0.75
      Increase per share attributable to new investors...................   0.70
                                                                           ------
                                                                               -
    As adjusted net tangible book value per share after the Offering.....             1.45
                                                                                     ------
                                                                                         -
    Net tangible book value dilution per share to new investors..........            $3.05
                                                                                     =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the five years ended December 31, 1996, are derived from the Company's audited financial statements. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company. The unaudited financial data include all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results for any future period or for the full year ending December 31, 1997. The following should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Conditions" appearing elsewhere in this Prospectus:

                                                                                   SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                    JUNE 30,
                                -----------------------------------------------   -------------------
                                 1992      1993     1994(1)    1995      1996      1996        1997
                                -------   -------   -------   -------   -------   -------     -------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)(UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.....................  $43,483   $51,574   $42,738   $31,174   $22,604   $12,838     $17,840
  Cost of sales...............   33,457    38,144    36,563    23,256    15,165     8,731      12,848
                                -------   -------   -------   -------   -------   -------     -------
Gross profit..................   10,026    13,430     6,175     7,918     7,439     4,107       4,992
  Selling, general and
     administrative
     expenses.................    6,735    10,444    12,415     9,967     6,907     3,652       3,486
  Research and development
     expenses.................      552       758       978     1,123     1,027       673         696
                                -------   -------   -------   -------   -------   -------     -------
Operating income (loss).......    2,739     2,228    (7,218)   (3,172)     (495)     (218)        810
  Net interest expense........      236       586       764       487       274       157         112
                                -------   -------   -------   -------   -------   -------     -------
Income (loss) from operations
  before provision for income
  taxes.......................    2,503     1,642    (7,982)   (3,659)     (769)     (375)        698
  Provision (benefit) for
     income taxes.............      972       531    (1,192)    --        --        --          --
                                -------   -------   -------   -------   -------   -------     -------
Net income (loss).............    1,531     1,111    (6,790)   (3,659)     (769)     (375)        698
  Preferred dividends.........      120        58     --           79       248        86         154
                                -------   -------   -------   -------   -------   -------     -------
Net income (loss) applicable
  to common shares............  $ 1,411   $ 1,053   $(6,790)  $(3,738)  $(1,017)  $  (461)    $   544
                                =======   =======   =======   =======   =======   =======     =======
Net income (loss) per share:
  Primary.....................  $  0.64   $  0.32   $ (1.63)  $ (0.88)  $ (0.23)  $ (0.11)    $  0.10
  Fully diluted...............  $  0.52   $  0.30   $ --      $ --      $ --      $ --        $  0.08
Shares used in computing
  primary net income (loss)
  per share...................    2,189     3,313     4,160     4,232     4,346     4,322       5,236
BALANCE SHEET DATA:
Cash..........................  $   573   $   134   $ 1,670   $ 1,514   $ 4,393   $ 4,800     $ 1,339
Working capital...............    3,281    10,115     2,932     1,134     4,280     4,428       5,096
Total assets..................   20,095    33,948    21,507    12,435    14,552    16,621      16,393
Loans payable.................    3,693     4,803     4,089     1,849     1,762     3,388       1,859
Series B redeemable
  convertible preferred
  stock.......................    --        --        --        1,794     --        --          --
Shareholders' equity..........    2,483    12,373     5,673     2,122     6,177     6,435       7,045

---------------
(1) Includes $380,000 related to the write-down of certain capitalized software, $374,000 related to employee termination costs and $3,500,000 of inventory adjustments.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     ECCS provides intelligent solutions to store, protect and access mission critical information for the Open Systems and related markets. The Company designs, manufactures and sells high performance, fault tolerant data storage solutions for a wide range of customer requirements. ECCS' flagship product, Synchronix, which the Company began selling in 1996, is a full feature RAID (redundant array of independent disks) product family designed for use in NT and UNIX clustered environments, including Tandem's ServerNet. The Company's products are compatible with most Open System computing platforms and enable customers to store, protect and access data and to centralize data management functions across an organization's disparate computer environments.

     From its founding until 1994, the Company's principal business was the value added resale of NCR products. Sales to AT&T business units made up a large portion of such business. During 1994, as a result of AT&T's acquisition of NCR and subsequent change in its purchasing policies, the Company undertook a product development initiative to reposition the Company as a provider of proprietary mass storage enhancement products. In 1995, the Company's sales of its proprietary products exceeded its sales as a VAR due to both increasing sales of its own products and decreasing sales as a VAR. Beginning in 1996, a substantial portion of the Company's revenues has been generated from sales of its own products.

     The Company's revenues are generated from three primary sources: (i) revenues derived from sales of mass storage enhancement products, which include sales of all ECCS mass storage enhancement products, including the Synchronix family of products, and sales of certain third party component products that are incorporated into such mass storage enhancement systems; (ii) revenues generated by the Company as a VAR which include the Company's sales to AT&T business units for non-storage related products; and (iii) revenues derived from services and other revenue which include Professional Services and maintenance contracts. The Company believes that revenues derived from maintenance contracts and value added resales will decrease as more resources are deployed for the development and marketing of proprietary products.

     The following table sets forth, for the periods indicated, the percentage of net sales derived from each of the product groupings the Company uses to analyze sales and revenue:

                                                                                  SIX MONTHS
                                                       YEAR ENDED DECEMBER           ENDED
                                                               31,                 JUNE 30,
                                                      ----------------------     -------------
                                                      1994     1995     1996     1996     1997
                                                      ----     ----     ----     ----     ----
    ECCS mass storage enhancement products
      (including all ECCS proprietary products and
      certain third party component products).......  36.0%    44.9%    80.0%    75.0%    93.5%
    Value added resales.............................  51.7%    40.0%     8.3%    12.3%     1.3%
    Services and other revenues.....................  12.3%    15.1%    11.7%    12.7%     5.2%

     The year to year percentage increases in sales by the Company of is proprietary systems, as well as the year to year percentage decreases in sales by the Company in its capacity as a VAR are due, primarily, to the Company's repositioning as a provider of its own proprietary mass storage enhancement systems including storage subsystems.

     Most of the Company's proprietary products are manufactured under contract by Unisys pursuant to the Company's specifications. In accordance with the Company's instructions, Unisys ships the finished product directly to the Company's customers. Product sales revenue is recognized upon product shipment. The Company believes that by outsourcing certain manufacturing requirements, the Company benefits from the greater purchasing power of the manufacturers, reduction of inventory carrying costs and the avoidance of certain investments in plant, property and equipment.

     The Company's cost of revenues relating to product sales consists primarily of the costs of purchased material, direct labor and related overhead expenses, and amortization of capitalized software. An increase in proprietary product sales combined with the anticipated continued reduction in the sale of third party product, which typically carries lower margins, is expected to lower cost of revenues as a percentage of sales. Costs of revenues related to services are comprised primarily of direct labor and related overhead expenses.

     The Company's OEM sales to date have been primarily to Unisys. In March 1997, the Company commenced sales of products to Tandem for resale. In addition, in January 1997, the Company and Tandem announced their intent to jointly develop a RAID storage connectivity for a System Area Network for the Open Systems market. The Company and Tandem are seeking to develop a native ServerNet system connectivity for Synchronix for departmental and enterprise clusters. No revenues are expected from this arrangement during 1997. There can be no assurances that a definitive agreement will be reached with Tandem.

     The profitability of any particular quarter is significantly affected by the relative sales levels of each of the Company's primary sales channels: OEM, Federal and commercial. Gross margins on products shipped to commercial customers generally provide higher margins, followed by OEM and Federal. To the extent that the Company is successful in increasing its sales of Synchronix and Synchronection to the commercial market directly and through OEM arrangements, the Company believes gross margins should improve accordingly.

     Selling, general and administrative (SG&A) expenses consist of salaries, commissions and travel costs for sales and marketing personnel, trade shows and expenses associated with the Company's management, accounting, contract and administrative functions. The Company anticipates that SG&A spending levels will decrease as a percentage of sales to the extent sales to OEMs increase as a percentage of sales. Sales to OEMs typically absorb much of the administrative burden otherwise incurred by the Company.

     Since 1994, the Company has increased its research and development activity in connection with the development of Synchronix and Synchronection. Research and development expenses consist primarily of salaries and related overhead expenses paid to engineers and programmers. Research and development expenses are anticipated to increase substantially to enable the Company to update and expand upon its existing product offerings and to integrate its products into systems of future OEMs.

     This Management's Discussion and Analysis of Results of Operations and Financial Condition contains forwardlooking statements that involve risks and uncertainties, many of which may be beyond the Company's control. See "Forward Looking Statements."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data as a percentage of net sales.

                                                                                     SIX MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
  Cost of sales....................................   85.6      74.6      67.1      68.0      72.0
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   14.4      25.4      32.9      32.0      28.0
  Selling, general & administrative expenses.......   29.0      32.0      30.6      28.5      19.6
  Research & development expenses..................    2.3       3.6       4.5       5.2       3.9
                                                     -----     -----     -----     -----     -----
Operating loss.....................................  (16.9)    (10.2)     (2.2)     (1.7)      4.5
  Net interest expense.............................    1.8       1.5       1.2       1.2       0.6
                                                     -----     -----     -----     -----     -----
Loss before benefit for income taxes...............  (18.7)    (11.7)     (3.4)     (2.9)      3.9
  Benefit for income taxes.........................   (2.8)       --        --        --        --
                                                     -----     -----     -----     -----     -----
Net loss...........................................  (15.9)%   (11.7)%    (3.4)%    (2.9)%     3.9%
                                                     =====     =====     =====     =====     =====

  Six Months Ended June 30, 1997 and June 30, 1996

     Net Sales

     Net sales increased by approximately $5,002,000 or 39%, in the six months ended June 30, 1997, as compared to net sales in the six months ended June 30, 1996. Sales of the Company's proprietary mass storage enhancement systems, including sales of certain third party component products, accounted for 94% and 75% of net sales in the six month period ended June 30, 1997 and 1996, respectively. Sales by the Company in its capacity as a VAR accounted for 1% and 12% of net sales in the six months ended June 30, 1997 and 1996, respectively. Services and other revenues accounted for 5% and 13% of net sales in the six months ended June 30, 1997 and 1996, respectively. The increase in the 1997 period resulted primarily from an increase in sales of the Company's mass storage enhancement systems, including sales to Federal customers, as well as sales through relationships with OEMs, and direct sales to Tandem, offset, in part, by a decrease in value added resales.

     Sales to the U.S. Air Force through a Federal integrator accounted for approximately 51% and 37% of net sales in the six months ended June 30, 1997 and 1996, respectively. The Company expects that sales to the U.S. Air Force will continue to comprise a significant portion of the Company's net sales for the next 12 to 18 months. There can be no assurance that the U.S. Air Force will continue to purchase from the Company at historical levels, if at all.

     Sales to alternate channel partners accounted for approximately 26% and 18% of net sales in the six months ended June 30, 1997 and 1996, respectively. Sales to the Company's primary alternate channel partner, Unisys, accounted for 12% of the Company's net sales in the six months ended June 30, 1997.

     During the first quarter of 1997, the Company commenced selling products to Tandem. Sales to Tandem accounted for 11% of the Company's net sales in the six months ended June 30, 1997.

     Gross Profit

     The Company's gross profit increased by approximately $885,000 in the six months ended June 30, 1997 to approximately $4,992,000, from $4,107,000 in the six months ended June 30, 1996. The increase in the 1997 period resulted from increased sales volume. The Company's gross margin decreased to 28% in the six months ended June 30, 1997, as compared to 32% in the corresponding period of the prior year. The decrease in gross margin is due primarily to the numerous orders sold to the U.S. Air Force through a Federal integrator during the first six months of 1997, a large proportion of which consist of third party components integrated with the Company's proprietary mass storage enhancement products. Third party components generally have lower gross margins than the Company's proprietary product.

     Operating Expenses

     Selling, general and administrative expenses decreased by $166,000 to $3,486,000 in the six months ended June 30, 1997 from $3,652,000 in the six months ended June 30, 1996. Selling, general and administrative expenses decreased as a percentage of net sales representing 20% and 28% for the six months ended June 30, 1997 and 1996, respectively. These decreases were primarily due to certain one-time expenses incurred in 1996 from the Company's on-going restructuring, including accrued bonuses, recruiting and relocation expenses, and legal and audit fees.

     Research and development expenses increased slightly in the first six months of 1997 by $23,000 or 3% from $673,000 in the first six months of 1996. This slight increase is due primarily to the Company's continued investment in and enhancements to the Company's current mass storage enhancement products. Such expenses for the six months ended June 30, 1997 and 1996 (combined with the amount capitalized during the respective periods in accordance with SFAS No. 86) represented approximately 6% and 7%, respectively, of the Company's net sales. Research and development projects for which the Company expects to devote resources in the near future relate to a next generation of the Synchronix family of products, new interface connectivities, customized OEM products and the development of a ServerNet product with Tandem.

     Interest Expense

     Interest expense for the six months ended June 30, 1997 decreased by $45,000 as compared to the six months ended June 30, 1996, due principally to a reduction in fees charged by the Company's primary lender.

  Years 1996, 1995 and 1994

     Net Sales

     Net sales decreased by $8,570,000, or 28%, in 1996 and decreased by $11,564,000, or 27%, in 1995 as compared to net sales in the respective preceding years. The decrease in 1996 resulted primarily from a decrease of value added resales to $1,865,000 or 8% of sales in 1996, from $12,487,000 or 40% of sales in 1995. Such decrease reflects the continued decline in sales to AT&T business units and substantial reductions in system orders and shipments which incorporated NCR products. The decline was, in part, offset by increases in sales of the Company's proprietary mass storage systems, including sales to both Federal customers and OEMs, such as Unisys. The decrease in 1995, from 1994, resulted primarily from decreased sales to multiple AT&T business units, and a decrease in commercial sector sales of $1,174,000 offset, in part, by an increase in Federal sector sales of $3,594,000.

     Sales to the Federal government represented 30%, 21%, and 7% of net sales in 1996, 1995, and 1994, respectively. The U.S. Air Force, an end user of the Company's products, purchased $5.7 million of products through federal integrators in 1996. Of such amount, sales pursuant to a contract with Hughes Data Systems accounted for $3.7 million, or 16%, of net sales. There are no minimum purchase requirements under this contract. There can be no assurance that there will be additional sales under this contract.

     Sales to alternate channel partners accounted for approximately 38%, 8% and 3% of net sales in 1996, 1995, and 1994, respectively. Sales to the Company's primary alternate channel partner, Unisys, accounted for 30% of the Company's net sales in 1996. All sales to Unisys, which began in 1996, were sales of mass storage enhancement products. Effective May 1, 1995, the Company entered into an OEM agreement with Unisys. For a description of the terms of such agreement, see "Business -- Sales and Marketing."

     In 1996, 1995 and 1994, purchases by multiple AT&T business units represented 14%, 51% and 65%, respectively of all purchases from the Company. All such sales by the Company to AT&T were made on an individual purchase order basis and, therefore, there were and are no ongoing written commitments by AT&T to purchase from the Company.

     Gross Profit

     The Company's cost of sales includes primarily the cost of the Company's own and other vendors' products and systems. The Company's gross profit decreased by $479,000 or 6% in 1996, and increased by $1,743,000 or 28% in 1995 as compared to the gross profit earned in the respective preceding year. The decrease in 1996 resulted from a decrease in net sales, offset by higher gross margins due to a favorable change in product mix. The favorable change in product mix was primarily due to increased sales of the Company's own proprietary systems, which typically have higher gross margins. The increase in 1995 resulted from an increased gross margin percentage on a decreased sales volume. The Company's gross margin percentage increased to 33% in 1996 as compared to 25% in 1995 as a result of an increase in sales of the Company's proprietary products and the higher gross margins associated with these products.

     Operating Expenses

     Selling, general and administrative expenses decreased over $3 million from 1995 levels, and, as a percentage of net sales, to 31% in 1996, a decrease of 1% from the prior year. This decrease was mainly attributable to a reduction in commissions due to lower sales volume, in addition to management's efforts in controlling these expenses. Salaries, commissions, bonuses and related employee benefits and payroll taxes were the largest components of selling, general and administrative expenses. During 1996 and 1995, the Company's staff was reduced by 8% and 13%, respectively, largely through attrition.

     Selling, general and administrative expenses increased as a percentage of net sales in 1995 to 32% from 29% in the prior year. The increase was due principally to lower than expected sales that were not sufficient to support the Company's sales and marketing structure.

     In 1996, net research and development expenses (after capitalized costs related to internally developed software in accordance with SFAS No. 86) decreased by $96,000 or 9% from $1,123,000 in 1995. In 1995, research and development expenses increased by $145,000 or 15% from $978,000 in 1994. Research and development expenses represented 5%, 4% and 2% of net sales in 1996, 1995 and 1994, respectively. The year to year increase reflects the Company's product development initiative to reposition the Company as a provider of proprietary mass storage enhancement products.

     Net Interest Expense

     In 1996, net interest expense decreased by $213,000 or 44% from $487,000 in 1995. The decrease was due principally to a combination of decreased inventory carrying levels offset by an increase in interest income. Net interest expense decreased in 1995 by $277,000 or 36% from $764,000 in 1994. The decrease was due principally to decreased inventory carrying levels.

     Provision (Benefit) for Income Taxes

     The Company's effective tax rate (benefit) was (14.9%) in 1994. No benefit was recorded for the losses incurred in 1995 or 1996.

QUARTERLY NET SALES

     The following table summarizes for the quarters indicated the Company's unaudited net sales (in thousands) derived from each of its primary sources of revenue. The Company's quarterly net sales breakdown illustrates the improvement in net sales of mass storage enhancement products each quarter as compared to the same quarter of the prior year over the last ten quarters. Quarterly results are affected by seasonal factors, particularly the spending pattern of the Federal government. Historically, the Company experiences lower sales in the Company's third quarter due to reduced orders by the Federal government during the government's fourth quarter, which ends on September 30. In the last two years, the decreased sales in the Company's fourth quarter were due to various factors which included the timing of Federal government orders, delays in product shipment and delayed product orders in anticipation of new product introductions. If the Company is successful in its strategy to expand and develop additional OEM relationships, the Company should experience less impact from government spending patterns.

                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                      1995       1995       1995        1995       1996       1996       1996        1996       1997       1997
                    --------   --------   ---------   --------   --------   --------   ---------   --------   --------   --------
ECCS Mass Storage
  Enhancement
    Products......   $3,335     $4,703     $ 3,551     $2,401     $3,551     $6,074     $ 4,346     $4,115     $7,978     $8,700
Value Added
  Resales.........    4,258      3,157       2,479      2,593        737        839         180        109        136         87
Services and Other
  Revenues........    1,490      1,431         707      1,069        817        819         705        312        623        316

LIQUIDITY AND CAPITAL RESOURCES

     Since 1994, the Company has funded its operations primarily from cash generated by operations augmented with funds from borrowings under a line of credit and inventory financing and through private sales of equity securities. The Company also remains dependent on its ability to finance accounts receivable and certain inventory.

     Net cash used in operations was $2,872,000 for the six months ended June 30, 1997 and $892,000 for the six months ended June 30, 1996. Such use of cash resulted primarily from a substantial reduction in the borrowings against the accounts receivable line of credit. Net cash used in investing activities was $394,000 for the six months ended June 30, 1997, while net cash provided by investing activities was $300,000 for the six months ended June 30, 1996. Such change resulted primarily from the Company's sale of real estate in Romeoville, Illinois in March 1996. Net cash provided by financing activities was $212,000 for the six months ended June 30, 1997 and $3,878,000 for the six months ended June 30, 1996. The decrease in net cash provided by financing activities resulted primarily from the issuance of 500,000 shares of Series C Preferred Stock in May 1996.

     The Company's working capital was $5.1 million and $4.3 million at June 30, 1997 and December 31, 1996, respectively.

     Until July 30, 1997, the Company had a financing facility with Fidelity Funding of California, Inc. ("Fidelity") which provided for maximum eligible (as defined) accounts receivable financing of $7 million at the prime lending rate with a 0.5% transaction fee applied to each borrowing. In addition, the agreement required a commitment fee of 0.5% of the total available financing amount, payable annually on each anniversary date of the agreement. The obligations under such agreement were collateralized by substantially all of the assets of the Company. The agreement did not contain any cash withdrawal restrictions, any requirements for maintenance of specific financial ratios or minimum net worth or limitations on dividend payments. As of June 30, 1997, the Company owed approximately $1.9 million under this financing facility. Such financing facility was terminated in July, 1997 in connection with the consummation of the Company's new financing facility with NationsBanc Commercial Corporation ("NCC") and all outstanding amounts have been repaid. In connection with the termination of such financing facility, the Company paid Fidelity termination fees of $100,000 in July 1997.

     On July 9, 1997, the Company entered into a full recourse factoring facility with NCC which provides for aggregate advances not to exceed the lesser of $7 million or up to 85% of Eligible Receivables (as defined). Interest on such advances is payable monthly in arrears at the prime lending rate and the Company is obligated to pay certain annual fees. The factoring facility is for a period of three years (unless terminated by NCC by providing the Company sixty days prior written notice) beginning on July 30, 1997. The obligations of the Company under such agreement are collateralized by substantially all of the assets of the Company.

     On May 17, 1996, the Company's direct pay line of credit with AT&T Commercial Finance Corporation ("AT&T-CFC") was terminated and its general line of credit with AT&T-CFC was increased to $2 million. The agreement with AT&T-CFC contains covenants relating to net worth, total assets to debt and total inventory to debt. Such general line of credit has been extended to March 31, 1998. The Company uses this line of credit to augment its purchasing ability with various vendors. The Company relied on this line of credit for 16% of its inventory acquisitions in the first six months of 1997, the majority of which were purchases from Bell Microproducts and Tech Data Corporation. The Company's obligations under the agreement with AT&T-CFC are collateralized by substantially all of the assets of the Company. The maximum amount, during the preceding twelve months, that the Company has drawn under such general line of credit has been approximately $1.7 million. As of June 30, 1997, the Company owed approximately $782,000 under this credit line, and available credit under such line towards future inventory purchases was approximately $1,218,000.

     AT&T-CFC and NCC have entered into an intercreditor subordination agreement with respect to their relative interests in substantially all of the Company's assets.

     The Company's agreement with NCC restricts the Company's ability to pay certain dividends (not including dividends payable to the Convertible Preferred Shareholders upon the consummation of this Offering) without NCC's prior written consent. The Company's agreement with AT&T-CFC prohibits the payment of any dividends. AT&T-CFC has waived such prohibition in connection with the dividend payments to be made to the Convertible Preferred Shareholders.

     On June 6, 1997, the Company loaned its President and Chief Executive Officer an aggregate amount of $250,000 on a secured basis.

     The Company has a net operating loss carryover for Federal income tax purposes of approximately $8,300,000, which will expire in 2009. The Company also has research and development tax credit carryovers for Federal income tax purposes of approximately $122,000 which will begin to expire in 2009. In addition, the Company has alternative minimum tax credits of approximately $53,000. These credits can be carried forward indefinitely. The Company experienced a change in ownership in 1995 as defined by Section 382 of the Internal Revenue Code. Accordingly, future use of these NOLs and income tax credits may be limited.

     Under SFAS No. 109, a valuation allowance is established, if based on the weight of available evidence, it is more likely than not that a portion of the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been provided to off-set the Company's net deferred tax assets.

     For the six months ended June 30, 1997, the Company had invested $111,000 in capital equipment and leasehold improvements. The Company invested $603,000, $318,000 and $642,000 in capital equipment and leasehold improvements in 1994, 1995 and 1996, respectively. Of such amounts, $114,000, $0 and $78,000 were funded through capital leases in those respective years. Capital expenditures for 1997 are expected to be approximately $845,000, although such amounts are not subject to formal commitments. There are no other material commitments for capital expenditures currently outstanding. Net borrowings under the Company's accounts receivable financing facility provided funds of $97,000 for the six months ended June 30, 1997 and $1,539,000 for the six months ended June 30, 1996.

     The Company believes that its existing available cash, credit facilities and the cash flow expected to be generated from operations, together with the proceeds of this Offering, will be adequate to satisfy its current and planned operations for at least the next 12 months.

                                    BUSINESS

GENERAL

     ECCS provides intelligent solutions to store, protect and access mission critical information for the Open Systems and related markets. The Company designs, manufactures and sells high performance, fault tolerant data storage solutions for a wide range of customer requirements. ECCS' flagship product, Synchronix, which the Company began selling in 1996, is a full feature RAID (redundant array of independent disks) product family designed for use in NT and UNIX clustered environments, including Tandem's ServerNet. The Company's products are compatible with most Open System computing platforms and enable customers to store, protect and access data and to centralize data management functions across an organization's disparate computer environments.

     ECCS' core technology provides data intensive environments with protection against the loss of critical data and provides performance and reliability characteristics of a mainframe, at a fraction of the cost. The Company's products offer users (i) fast data transfer rates by spreading and retrieving data simultaneously among various disk drives, (ii) fault tolerance through the use of redundant components that can be "hot swapped" during repair and (iii) high storage capacity.

     From its founding until 1994, the Company's principal business was the value added resale of NCR products, primarily to AT&T business units. Sales to AT&T business units made up a large portion of such business. During 1994, as a result of AT&T's earlier acquisition of NCR and subsequent change in its purchasing policies, the Company undertook a product development initiative to reposition the Company as a provider of proprietary mass storage enhancement products. A number of products have resulted from these efforts including Synchronix and Synchronection, a fault tolerant network file server. During the six months ended June 30, 1997, approximately 94% of the Company's sales were derived from sales of the Company's proprietary products.

INDUSTRY BACKGROUND

     In response to competitive pressures, businesses and other organizations have become increasingly dependent on their computing resources which enable these organizations to increase productivity through the distribution of computing power across their enterprise, providing large numbers of users with access to applications, information and data. In this environment, it has become important for organizations to manage the storage of and access to large volumes of data, which increasingly represent critical information resources.

     These "data-intensive" computing environments require large volumes of data, perform intensive processing and involve frequent user access to data. Increasingly, organizations are deploying data-intensive applications and services as core business resources. In addition, Internet and on-line server related businesses have grown significantly. The data-intensity of the network environment is expected to continue to increase substantially due to the development of new applications and services and the more prevalent use of stored digital graphic, voice and video, requiring dramatically more data capacity than equivalent alphanumeric information. The increased data intensity of computing environments has created demand for fault tolerant features which are now being included in standard operating systems, including Windows NT.

     In this context, data management has become increasingly complex and challenging. For data-intensive environments, three significant requirements have emerged: (i) data access performance, (ii) data administration and (iii) data availability and reliability.

     Data Access Performance. Traditionally, management information systems ("MIS") managers and network providers improved performance on a network by increasing central processing unit ("CPU") performance or increasing the underlying network bandwidth. In data-intensive network environments, performance of applications and services is increasingly limited by the time to read or write to hard disk drives. Improvements in performance for most applications and services have been limited by disk I/O performance, which because of the mechanical nature of disk drives, has not improved as rapidly as CPU performance or network bandwidth.

     Data Administration. A key requirement in data administration is the management of hardware and software systems that store data. In the data-intensive network environment, data management is difficult and complex due to the large number of users accessing the data, the multiple servers storing the data and the large volume of data. Furthermore, because data may be widely distributed throughout the network, administrative functions such as back-up or expansion of the file system become substantially more difficult. Finally, the budgetary constraints of most organizations require that this increasingly complex administration be accomplished cost-effectively, without increased staffing.

     Data Availability and Reliability. As the data-intensive network environment grows, data availability becomes critical to the organization's productivity, time-to-market and responsiveness to customers. Achieving a high level of data availability is particularly difficult because hard disk drives are mechanical devices, which are prone to failure over extended periods of intensive use. An organization may experience costly down-time or loss of data from the failure of a single low-cost, network-attached disk drive. This is particularly important to network service providers whose business is providing network-stored data to their user. Therefore, it is imperative that systems which are repositories of network-based data and services have low failure rates, rapid recovery times and the ability to provide uninterrupted service in the event of failure of a disk drive. Organizations often improve data reliability through the use of RAID technology, which consists of using parallel disk drives that work together as a single unit. RAID technology provides data intensive Open Systems with protection against the loss of critical data in addition to the performance and reliability characteristics of a mainframe, at a fraction of the cost.

THE ECCS APPROACH

     ECCS designs, manufactures and markets a comprehensive range of high performance, user-definable, fault-tolerant storage subsystems for Open Systems and proprietary systems needs. The Company believes that its proprietary mass storage enhancement products provide a level of performance or features not generally available from competitors.

     The following are the key attributes of the ECCS approach:

     High Level of Data Access Performance. The Company's product offerings address RAID's inherent performance limitations relating to the speed of data access. The Company's products are designed to provide a high level of data access performance through the utilization of (i) multiple RAID levels on a wide variety of disks that possess varying performance characteristics, (ii) larger and upgradeable cache size to improve speed by avoiding the need for mechanical access to RAID, (iii) solid state disks for dedicated memory for frequently accessed information and (iv) proprietary technology for different software applications.

     Improved Data Administration Capabilities. The Company's products utilize an intuitive, customizable Graphical User Interface (GUI) which allows for the monitoring and management of virtually all systems functions, including configuration, cache policies and data rebuild. These features allow for the management of data by both sophisticated and unsophisticated users.

     Enhanced Data Availability. The Company's products enhance data availability by offering array-based failover, complete fault tolerance, multiple host connectivity across various Open Systems platforms, on-line firmware upgrades, on-line systems maintenance and hot-swappable component replacement. The Company's array-based failover enables failover protection at the storage array without host intervention.

     Scalability. The Company's products provide maximum scalability as a customer's needs change by using a modular approach in designing and configuring its storage solutions. Customers can purchase from 10 to 90 disk drives per footprint. This scalability allows the Company to provide solutions for a broad range of storage requirements, from low capacity users to enterprise-wide environments.

STRATEGY

     ECCS' objective is to further establish and solidify its position in the rapidly growing Open Systems data storage market. In particular, the Company's strategic focus centers around serving users whose mission critical applications require high performance and high reliability storage products. The Company's strategy incorporates the following key elements: develop and broaden OEM relationships with market leaders; establish first mover position in emerging clustering technologies; continue direct sales to end users; and protect its position as an innovative technology provider.

     Develop and Broaden OEM Relationships with Market Leaders. The Company believes that OEMs represent the most effective path to the end user and are therefore its most significant revenue opportunity. By establishing relationships with key OEMs that command a leadership position in their markets, the Company believes it can gain increased credibility as a leading data storage solution provider as well as leverage a large sales organization and customer base. The Company anticipates that potential OEM candidates will possess the need for fault tolerant data storage solutions as a complement to their market leading technology. The Company is actively seeking to enter into additional, long-term OEM relationships and supply agreements with organizations that possess the capability to extend the reach of ECCS technology. Until July 21, 1997, Unisys served as the Company's only OEM. On July 21, 1997, the Company announced that it had signed a Memorandum of Understanding pursuant to which Tandem was granted a non-exclusive worldwide right to sell and distribute certain of the Company's proprietary products under private label.

     Establish First Mover Position in Emerging Clustering Technologies. The Company intends to establish itself as the data storage solution of choice for emerging clustering technologies. ECCS' technology is compatible with products offered by Microsoft NT. This includes Wolfpack, Microsoft's fault-tolerant clustering technology, which is expected to be part of the next general release of Windows NT for the enterprise during 1997. In addition, the Company is developing controller board technology for Tandem's ServerNet product. ServerNet, an interconnect clustering technology, allows all major components of a system, including processors, disk drives and I/O devices, to interact with each other without processor intervention. The ServerNet architecture is an Open System design capable of managing data applications that incorporate voice, image or video with traditional data. Other vendors who have announced their product support of ServerNet are Compaq, NEC, Oracle, Dell and Unisys.

     Continue Direct Sales to End Users. As part of its distribution activity, ECCS also sells directly to commercial and government end users. The Company believes that maintaining direct contact with end users provides direction to its research and development effort and enables the Company to better respond to market needs and expectations. In addition, direct sales to end users generally carry higher gross margins.

     Protect Technological Edge. ECCS intends to continue to improve upon its current products as well as develop new products for data storage. The Company believes that it possesses substantial technical expertise gained through years of internal research and development. ECCS believes that its research and development efforts have produced a product line with advanced features and functionality that provide it with a competitive advantage in the marketplace.

     The Company is actively pursuing each element of its strategy. No assurances can be given, however, as to when or if these goals will be achieved.

PRODUCTS AND TECHNOLOGY

     The Company's family of mass storage enhancement products includes RAID products, external disk, optical and tape systems and internal disk and tape storage devices and storage related software. The Company designs its RAID products to comply with standards adopted by the industry and the RAID Advisory Board.

     All the Company's products are compatible with the SCSI (Small Computers Systems Interface) protocol, an industry standard interface for peripheral devices supported by the vast majority of computer manufacturers, as well as with SCSI 2, an enhancement of the SCSI protocol and fiber protocol. The Company's products operate with many major Open Systems hardware platforms and operating systems environments.

     Recent advances in the speed and capacity of servers in network environments often have exceeded the growth in capability of traditional off-the-shelf storage systems. In anticipation of and in response to these industry trends, the Company has focused its product development efforts on advanced storage products including the following:

     SYNCHRONIX is a full feature product family designed for use in UNIX and NT environments, including Microsoft Wolfpack and clustered environments. Synchronix features a high performance, fault tolerant architecture to satisfy large-scale, mission critical applications for Open Systems environments, redundant controllers, cross-platform and dual host support, cache management, hot swappable components and array-based automatic server failover, and provides a scalable, continuously available feature flexible data storage solution. The Synchronix family, which supports RAID levels 0, 1, 3, 5 and 10, also includes varying offerings of the Synchronix Storage Management Subsystem, which provide concurrent, user-definable implementations of RAID fault tolerance and non-RAID configurations. The Synchronix family of products provides ECCS' customers with a GUI which allows for the monitoring and management of virtually all systems functions, including configuration, cache policies, data rebuild and load balancing. The Company has received the Fault Tolerant Disk System+ (FTDS+) rating from the RAID Advisory Board for the Synchronix Storage System. ECCS' product is one of only three products to have received this fault tolerant rating at this time. Synchronix can be configured to provide capabilities ranging from just an array of independent disks through multiple levels of RAID and can incorporate advanced, easy to utilize storage management and system administration capabilities. Synchronix became commercially available in the first quarter of 1996.

     SYNCHRONECTION-FT features a high performance, fault tolerant network file server coupled with all of the continuous availability features of Synchronix, and provides complete network access in a centralized storage repository for all network storage requirements. All active components including disk drives, power supplies, fans and system controllers are fully redundant, hot-swappable and can be monitored on-line through the GUI. Synchronection combines the Company's Synchronix product family with network software, offering storage capability up to 1.6 terabytes. Synchronection, due to its software component, offers more flexibility and a greater degree of compatibility with most network systems, reducing the need for customized solutions and extensive testing periods. Synchronection-FT became available during the second quarter of 1996.

     RAVEN UX 410 is a powerful, flexible, all-in-one server for departmental, Internet, and Intranet requirements. The Raven UX 410 offers high performance, with a scalable server which provides for continuous availability server application with integrated RAID protection. The storage offered on the Raven UX 410 includes disk, tape, CD-ROM and floppy devices and RAID with processor in one small desktop, deskside or rackmount footprint. The Raven UX 410 can be optionally configured with industry standard tape drives, CD-ROMs and floppy disks. The Company sells Raven UX primarily to the U.S. Air Force.

SALES AND MARKETING

     The Company markets its products through alternate channel partners, including OEMs, VARs and distributors, and directly to Federal and commercial end users through its internal sales force.

     Of its current alternate channel partners, the Company believes that its key strategic relationships with Unisys and Tandem represent the greatest potential for growth.

     Relationships with Unisys and Tandem. Sales under the Company's OEM agreement with Unisys commenced in 1996. All sales to Unisys were sales of mass storage enhancement products. Such agreement, as subsequently amended, grants to Unisys exclusive world-wide rights to sell and distribute certain of the Company's proprietary products and a non-exclusive world-wide right to sell and distribute certain other products. The agreement provides that product pricing shall remain in effect throughout the term of the agreement unless market conditions dictate that the Company should provide more favorable pricing terms to Unisys. The agreement is for an initial five year term beginning May 1, 1995, and Unisys has the right to extend such term for successive one year periods upon appropriate written notice. The agreement may be terminated under certain conditions and Unisys may, subject to certain conditions, terminate the agreement in the event that the Company fails to timely perform its delivery obligations under the agreement. The Company's sales are made by purchase order. Therefore, the Company has no long-term commitments from Unisys and Unisys generally may cancel orders on 30 days notice. There can be no assurance that orders from

Unisys will continue at their historic levels or that the Company will be able to obtain any new orders from Unisys.

     The Company and Tandem have executed a Memorandum of Understanding pursuant to which Tandem has been granted a non-exclusive worldwide right to sell and distribute certain of the Company's proprietary products under private label. Under this arrangement, Tandem has no minimum or long-term commitment to purchase from the Company. Tandem may cancel orders on thirty days notice. The Company and Tandem have executed a second Memorandum of Understanding for development of a ServerNet-based, fault tolerant, high performance, network storage system. Tandem's ServerNet architecture is a system area network technology for high speed, high availability movement of data for servers running Windows NT. Other vendors who have announced their product support of ServerNet are Compaq, NEC, Oracle, Dell and Unisys. The Company does not expect to generate revenues from ServerNet and related products in 1997. The Company has not yet entered into any definitive agreement with Tandem. Accordingly, it is too early to accurately determine the impact that such relationships will have on the Company's revenue in the future.

     Direct Sales. ECCS currently focuses its direct sales efforts on commercial and government end user accounts. The Company's direct sales force consists of ten people. The Company conducts sales and marketing from its corporate headquarters in New Jersey and from its offices in Alpharetta, Georgia; Herndon, Virginia; and San Jose, California. The Company believes that direct sales and support can lead to better account penetration and control, better communications and long-term relationships with end user customers, opportunities for follow-on sales to the existing customer base and more accurate identification of current and future end user customer requirements with which to guide product specification and development efforts. The sales activities of the Company's direct sales force includes cold calling, attending trade shows and exhibitions and pursuing sales leads provided by current customers.

     During 1996 the Company became a subcontractor to a prime contractor, Hughes Data Systems, which, along with Sun Microsystems, Inc., was awarded a contract by the U.S. Air Force. The Company uses its direct sales force to market to the U.S. Air Force. There are no minimum purchase requirements. There can be no assurance that there will be additional sales under this contract.

CUSTOMER SUPPORT

     The Company also provides technical support services to OEMs (third tier support) and to end users. The Company's technical support specialists are divided into three "tiers" or "levels" of support, and are thus able not only to diagnose and solve technical problems but also to assist customers with systems integration and use. Customers have toll-free telephone access (1-800-2-GET-HLP) to technical specialists who respond to hardware, software and applications questions. The Company tracks service reports through a customer database which maintains current status reports as well as historical logs of customer interaction.

     The Company has also established a Professional Services organization that provides, on a contract basis, a variety of services, including hardware and software installation, training, configuration analysis, integration testing and application development. The Professional Services organization also provides pre- and post-sales support.

COMPETITION

     ECCS is engaged in fields within the data processing industry characterized by a high level of competition. Many established companies, including manufacturers of computers, systems integrators and manufacturers of mass storage enhancement products and networking products compete with the Company. Many of such competitors have resources greater than those of the Company. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.

     ECCS also believes it distinguishes itself from its competitors on the basis of the combination of its technical expertise, its product uniqueness, its systems integration services and its service and customer support. The Company believes it distinguishes itself from competitors through the available features, price and performance of its own mass storage enhancement products.

     The Company believes that the currently available alternative mass storage devices are not adequate substitutes with respect to the particular applications addressed by the Company's products. Such alternatives address different requirements for characteristics such as storage capacity, data access speed, reliability, fault tolerance and price/performance. Most computer systems companies and companies that offer memory enhancement products also offer RAID, mass storage and backup products and technologies, or are undertaking development efforts, which compete or may compete with the Company in the mass storage marketplace for Open Systems-based networked computers, including companies considerably larger and with greater resources than those of the Company. To the Company's best knowledge, current providers of RAID products and technology in the Open Systems marketplace on an OEM basis and/or to end users include, among others, EMC, Data General, Digital Equipment Corporation and Hyundai's Symbios Logic Division. Many larger companies currently provide RAID solutions for the mainframe and mini-computer market segments. There can be no assurance that such companies will not enter the RAID marketplace for Open Systems-based non-mainframe, non-mini-computer computers.

     Competitive factors include relative price/performance; product features, quality and reliability; adherence to industry standards; financial strength; and service, support and reputation. For certain of the Company's products, an important factor in competition may be the timing of market introduction of its or its competitors' products, relative time to market of products and product availability. Accordingly, the relative speed with which the Company can develop products and bring them to market also are important competitive factors.

MANUFACTURING AND SUPPLIERS

     ECCS relies on outside manufacturers to manufacture and produce certain of the Company's products for use in the Company's proprietary systems, as well as for the direct sale to end users, and relies on outside suppliers to supply subassemblies, component parts and computer systems for resale. Certain components used in the Company's business are available only from a limited number of sources. Any delays in obtaining component parts could adversely affect the Company's results of operations. Manufacturing by the Company consists primarily of light assembly, systems integration, testing and quality assurance. The Company relies on independent contractors and outside suppliers to manufacture subassemblies to the Company's specifications. Each of the Company's products undergoes testing and quality inspection at the final assembly stage. The Company has not experienced material problems with its proprietary systems manufacturers or its suppliers of subassemblies. There can be no assurance, however, that material problems will not arise in the future that could significantly impede or interrupt the Company's business. Although no assurances may be given, the Company anticipates that its current facilities coupled with the Company's ability to hire contract manufacturers will adequately satisfy its manufacturing requirements for the foreseeable future.

     Significant vendors to the Company include Unisys, Bell Microproducts and Anthem. During 1996, purchases from these vendors totaled $4.3 million or 26%, $2.1 million or 13% and $1.2 million or 7%, respectively, of the Company's total purchases and, for the six months ended June 30, 1997, 27%, 24% and 6%, respectively, of the Company's total purchases.

     On June 27, 1995, the Company entered into a Manufacturing Services Agreement with Unisys, its primary manufacturer, that defines the terms of sales and support services. Pursuant to such agreement, Unisys will manufacture certain of the Company's products for use in the Company's proprietary systems as well as for the direct sale to end-users. The agreement does not contain specific quantity commitments and purchases are made on a purchase order basis. The agreement does not include any long-term commitment by the Company to Unisys. The contract had an initial term of one year and automatically renews for successive one year periods. The contract was automatically renewed on June 27, 1997. Pricing and deliverables are to be negotiated each year. Either party can terminate the agreement with written notice, provided, however, that if Unisys cancels the agreement, it shall be obligated to continue accepting manufacturing orders for a period of six months thereafter. In the event that the Company terminates the agreement, the Company shall be liable for inventory procured to fill the Company's orders. The Company primarily relies on regular trade credit with open terms for the financing of purchases under this agreement.

     The Company has purchase order supply arrangements with Bell Microproducts and Anthem pursuant to which the Company orders on terms negotiated at the time of each such order. There are no minimum purchase requirements. These arrangements are terminable by either party at any time.

RESEARCH AND DEVELOPMENT

     The Company participates in an industry that is subject to rapid technological changes, and its ability to remain competitive depends on, among other things, its ability to anticipate such changes. As a result, the Company has devoted substantial resources to product development. The Company's research and development expenditures were $1,466,000 in 1996, $1,303,000 in 1995, and $1,952,000 in 1994, of which $439,000, $180,000, and $974,000, respectively, were capitalized in accordance with Financial Accounting Standards Board SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Research and development expenses were $696,000 in the six months ended June 30, 1997, net of $283,000 capitalized in accordance with SFAS No. 86.

     A substantial portion of the Company's research and development expenditures in 1996 were devoted to the continued development of its Synchronix family of products. To a lesser extent, research and development expenditures in 1996 related to feature upgrades and advanced engineering of ECCS' other current product and planned product lines. Research and development expenditures in the first half of 1997 related to the Company's continued enhancements to the Company's mass storage enhancement products. Research and development projects for which the Company expects to devote resources in the near future are a next generation of the Synchronix family of products, new interface connectivities, customized OEM products and the joint development of a ServerNet product with Tandem.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Proprietary protection for the Company's technological know-how, products and product candidates is important to its business. The Company relies upon patents, trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. The Company also relies on a combination of copyright and trade secret protection and non-disclosure agreements to establish and protect its proprietary rights. The Company has filed numerous patent applications covering various aspects of its Synchronix product family. There can be no assurance that patents will issue from any applications or, if patents do issue, that any claims allowed will be sufficiently broad to prohibit others from marketing similar products. In addition, there can be no assurance that any patents that may be issued to the Company, or which the Company may license from third parties, will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide proprietary protection to the Company. Although the Company continues to implement protective measures and intends to defend its proprietary rights, policing unauthorized use of the Company's technology or products is difficult and there can be no assurance that these measures will be successful.

     Although management believes that patents will provide some competitive advantage, the Company's success is dependent to a great extent on its proprietary knowledge, innovative skills, technical expertise and marketing ability. Because of rapidly changing technology, the Company's present intention is not to rely primarily on patents or other intellectual property rights to protect or establish its market position.

     The Company has registered trademarks for RAID 10 PERFORMANCE MANAGER, INTELLIGENT REBUILD, SPLIT MIRROR, EXAMODULE, SYNCHRONIX, INVERSE MIRRORING, SYNCHRONISM, SYNCHRONECTION, SPLIT VOLUME and EASY BACKUP.

     Since 1989, the Company has required that all new employees, consultants and contractors execute non-disclosure agreements as a condition of employment or engagement by the Company. There can be no assurance, however, that the Company can limit unauthorized or wrongful disclosures of unpatented trade secret information.

EMPLOYEES

     As of June 30, 1997, the Company employed 90 persons, of whom 19 were engaged in marketing and sales; 25 in research and development; 22 in operations, including customer and technical support, manufacturing and fulfillment; 5 in Professional Services; and 19 in finance, administration and management. None of the Company's employees are covered by collective bargaining agreements. The Company believes that it has been successful in attracting skilled and experienced personnel; however, competition for such personnel is intensive. The Company's future success will depend in part on its ability to continue to attract, retain and motivate highly qualified technical, manufacturing, marketing and management personnel. The Company considers relations with its employees to be good.

PROPERTIES

     The Company leases facilities in Tinton Falls, New Jersey totaling 32,000 square feet. One lease covers 22,000 square feet and expires on December 31, 2000. Such lease contains a renewal option for an additional four-year term. A second lease covers 10,000 square feet and expires on March 31, 1998, with an option for an additional 33 months. The leased space in New Jersey is used for research and development, manufacturing, quality assurance, a substantial portion of sales and marketing and administration. The Company also leases sales offices in Alpharetta, Georgia; Herndon, Virginia; and San Jose, California.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                  NAME                    AGE                 POSITIONS WITH THE COMPANY
----------------------------------------  ---     ---------------------------------------------------
Michael E. Faherty......................   62     Chairman of the Board and Director
Gregg M. Azcuy..........................   38     President and Chief Executive Officer and Director
Louis J. Altieri........................   38     Vice President, Finance and Administration
David J. Boyle..........................   33     Vice President, Sales and Marketing
Priyan Guneratne........................   41     Vice President, Operations
Gale R. Aguilar.........................   65     Director
James K. Dutton.........................   64     Director
Donald E. Fowler........................   59     Director
Frank R. Triolo.........................   63     Director
Thomas I. Unterberg.....................   66     Director

     Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified. All directors hold office until the next annual meeting of shareholders and until their successors shall have been duly elected and qualified.

     Mr. Faherty has served as Chairman of the Board of the Company since December 1994. From December 1994 to June 1996, he also served as Chief Executive Officer of the Company. Prior to that, from August 1994 through October 1994, he provided consulting services to the Company. Since February 1977, Mr. Faherty has been the principal of MICO, a general business consulting firm. From January 1992 to January 1994, Mr. Faherty served as President and Chief Executive Officer of Shared Financial Systems, Inc., a worldwide provider of software and consulting services to data processing market segments that utilize on-line transaction processing. From February 1989 to June 1992, Mr. Faherty was employed by Intec Corp., a company engaged in the development and sale of hardware and software systems designed to measure online defects, serving as President of such company during such time and, from February 1990, serving as its Chairman. In addition, from December 1992 to the present, Mr. Faherty has been a general partner of Faherty Property Co., a family investment partnership. Mr. Faherty serves as a director and is a member of the compensation committee of BancTec, Inc. and Frontier Corporation, each a publicly held company.

     In August 1995, ALC Communications Corporation ("ALC") merged into Frontier. Mr. Faherty was a director of ALC until the time of such merger and became a director of Frontier upon the consummation of such merger. On April 10 and 11, 1995, three lawsuits were commenced against ALC as a result of its announced merger with Frontier. The lawsuits purport to be class actions brought on behalf of all ALC shareholders against ALC and its directors. Among other things, the complaints sought to enjoin the merger or to obtain an award of damages. On June 9, 1995, the Delaware court consolidated the three cases for all purposes under Mayers v. Irwin, et al., C.A. No. 14196. On July 10, 1995, ALC and its directors answered the consolidated complaint.

     Mr. Azcuy has been a Director of the Company since June 1996. He joined the Company in April 1994 as Executive Vice President, Products Division. In September 1994, he became Acting Chief Operating Officer and, in February 1995, became Vice President and Chief Operating Officer. In December 1995, he became President and Chief Operating Officer. Since June 1996, he has served as President and Chief Executive Officer. Prior to joining the Company, from 1993 to 1994, Mr. Azcuy was International Marketing Manager for Hitachi Data Systems International, a manufacturer of mainframe storage products. From 1991 to 1993, Mr. Azcuy was Vice President, Marketing and Sales, for Systems Industries, an Open-Systems provider of storage solutions and, prior to that, from 1982, held various managerial and sales positions within Systems Industries.

     Mr. Altieri, C.P.A., joined the Company in September 1994 as Controller and became Vice President, Finance and Administration in October 1995. Prior to joining the Company, from September 1991 until September 1994, Mr. Altieri served as corporate controller of Monroe Systems for Business, Inc., an international manufacturer, distributor and service provider of business equipment. Prior to that, from June 1985 until September 1991, he served as corporate controller/treasurer of C.M. Ofray and Sons, Inc., and Lion Ribbon Company, each a manufacturer of novelty ribbons to florists, wholesalers and large retailers.

     Mr. Boyle joined the Company in 1996 as Vice President, Sales and Marketing. Prior to joining the Company, from April 1995, Mr. Boyle served as Vice President, Sales of IPL Systems and from December 1991 to April 1995, he served as District Manager of EMC Corp. Both companies are engaged in the data storage business.

     Mr. Guneratne joined the Company in 1992 as Director of Manufacturing for the Company's Products Division and later served as Director of Engineering. He became Vice President, Operations in 1995. Prior to joining the Company, from 1986, Mr. Guneratne served in various product and design positions for E-Systems Garland Division, including Program Manager, Engineering Manager and Products Manager. From 1976 through 1986, Mr. Guneratne held various positions in engineering design and development at Unisys and Raytheon Company.

     Mr. Aguilar has been a Director of the Company since March 1995. Mr. Aguilar currently is President and a director of Mitem Corporation, a software development company based in Menlo Park, California. Prior to that, from 1989 to 1992, Mr. Aguilar was Executive Vice President of SF2, a company which pioneered RAID technology. From 1982 to 1988, Mr. Aguilar served as Senior Vice President of Marketing and Corporate Development for Prime Computer. For 27 years, he held various executive positions in sales, marketing and development with IBM Corporation.

     Mr. Dutton has been a Director of the Company since August 1994. He is currently a consultant and private investor. From 1991 to May 1994, he was a consultant to and President of Andor America Corporation, a distributor of high end mainframe computer equipment and related software. He was a director of System Industries, Inc. from 1985 to July 1993 and served as Chairman of the Board from March 1992 to July 1993. He is currently a director of Caere Corporation and Network Equipment Technologies, Inc., each a public company.

     Mr. Fowler has been a Director of the Company since June 1996. He is currently President, Chief Executive Officer and a Director of eT Communications. Prior to that, from January 1996 to August 1996, Mr. Fowler served as interim President and Chief Executive Officer of Worlds Inc., a software company. From 1986 to January 1996, Mr. Fowler served as Senior Vice President at Tandem Computers, and previously held executive positions at Bechtel Group and IBM. He currently serves as Chairman of the President's Cabinet at California Polytechnic State University.

     Mr. Triolo has been a Director of the Company since June 1996. From September 1995 to January 1997, Mr. Triolo was chairman of Knowledge Discovery 1, a software and services company. Prior to that, from June 1994 to June 1995, Mr. Triolo was the chairman and chief executive officer of Datacache, a computer hardware and software company. Prior to that, from 1992 to April 1994, Mr. Triolo served as a senior officer with AT&T Global Information Solutions (now
NCR). From 1985 to 1992, he was a senior officer with Teradata Corporation. Prior to that, he was a senior sales executive with Amdahl Corporation. Currently he is a consultant to technology companies in sales and marketing.

     Mr. Unterberg has been a Director of the Company since June 1996. Mr. Unterberg is Managing Director of Unterberg Harris, an investment banking firm which is the underwriter in this Offering. See "Underwriting." Unterberg Harris was the lead manager in the Company's initial public offering in 1993 and acted as placement agent in the Company's private offerings of preferred stock in 1995 and 1996. Prior to that, from 1987 to 1989, he was head of Technology Investment Banking at Lehman Brothers. Mr. Unterberg is also presently the chairman and president of C.E. Unterberg Inc. From 1977 to 1986, he was a General Partner, Managing Director and Chairman of L.F. Rothschild, Unterberg, Towbin. He currently serves on the Board of several public companies, including the AES Corporation, Electronics for Imaging, Inc. and Systems and Computer Technology Corporation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1997 (assuming the conversion of all outstanding Convertible Preferred Stock), and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Shareholders, (iii) each of the Company's directors and Named Executives, and (iv) all directors and executive officers of the Company as a group.

                                          SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                 OWNED                                     OWNED
                                          PRIOR TO OFFERING(1)      NUMBER OF        AFTER OFFERING(1)
                                        ------------------------   SHARES BEING   ------------------------
                 NAME                    NUMBER       PERCENT(2)     OFFERED       NUMBER       PERCENT(2)
--------------------------------------  ---------     ----------   ------------   ---------     ----------
Unterberg Harris Private Equity
  Partners,
  L.P. Swiss Bank Tower
  10 East 50th Street
  New York, New York 10022............  1,040,626(3)     12.6             --      1,040,626         9.9
E&M RP Trust
  c/o Edmund Shea
  655 Brea Canyon Road
  Walnut, California 71789-3010.......    523,727(4)      6.3             --        523,727         5.0
Monmouth University...................     66,668(5)        *         66,668             --          --
Joseph M. Tucci.......................     50,000(6)        *         50,000             --          --
John Dexheimer........................     10,000(7)        *          7,500          2,500           *
George Karfunkel......................    121,814(8)      1.5        121,814             --          --
Gale R. Aguilar.......................     23,333(9)        *             --         23,333(9)        *
James K. Dutton.......................     30,000(10)       *             --         30,000(10)       *
Michael E. Faherty....................    361,774(11)     4.2             --        361,774(11)     3.3
Donald E. Fowler......................     16,667(12)       *             --         16,667(12)       *
Frank R. Triolo.......................     16,667(12)       *             --         16,667(12)       *
Thomas I. Unterberg...................  1,676,627(13)    20.3             --      1,676,627(14)    15.9
Gregg M. Azcuy........................    151,235(15)     1.8             --        151,235(15)     1.4
Louis J. Altieri......................     33,693(16)       *             --         33,693(16)       *
David J. Boyle........................     17,500(17)       *             --         17,500(17)       *
Priyan Guneratne......................     28,534(18)       *             --         28,534(18)       *
All Directors and current executive
  officers as a group (10 persons)....  2,356,030(19)    26.6             --      2,356,030(19)    21.2

---------------
   * Less than one percent.

 (1) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.

 (2) Applicable percentage of ownership is based on 8,261,622 shares of Common Stock outstanding on June 30, 1997 (assuming the conversion of all outstanding Convertible Preferred Stock) and 10,515,640 shares of Common Stock outstanding immediately after this Offering, plus, in each case, any presently exercisable stock options or warrants or the conversion of other convertible securities held by each such holder and options or warrants which will become exercisable within 60 days after such date.

 (3) Includes 765,958 and 274,668 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

 (4) Includes 177,059 and 266,668 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

 (5) Includes 66,668 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

 (6) Includes 50,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

 (7) Includes 10,000 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock.

 (8) Includes 88,530 and 33,284 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

 (9) Includes 23,333 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(10) Includes 30,000 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(11) Includes 308,848 shares of Common Stock subject to warrants or options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(12) Includes 16,667 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(13) Includes: 16,667 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date; 88,530 and 133,336 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively; 765,958 and 274,668 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively, held by Unterberg Harris Private Equity Partners, L.P.; 163,602 and 58,668 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively, held by Unterberg Harris Private Equity Partners, C.V.; 88,530 and 66,668 shares of Common Stock issuable upon the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, respectively, held by Unterberg Harris LLC; and 20,000 shares of Common Stock issuable upon the conversion of shares of Series C Preferred Stock held by Unterberg Harris 401(k) Profit Sharing Plan Dated 10/26/90 FBO:
     Robert Matluck, of which Mr. Unterberg is a trustee.

(14) Includes 16,667 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(15) Includes 125,923 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(16) Includes 27,750 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(17) Includes 17,500 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(18) Includes 24,500 shares of Common Stock subject to options which are exercisable at June 30, 1997 or which will become exercisable within 60 days of such date.

(19) See Notes 9 through 18.

                          DESCRIPTION OF CAPITAL STOCK

     As of June 30, 1997, the Company had authorized capital of 20,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. At June 30, 1997, there were 4,491,032 shares of Common Stock outstanding (8,261,622 shares as adjusted to give effect to the mandatory conversion of the Convertible Preferred Stock upon completion of the Offering). Other than the Convertible Preferred Stock, there are no other shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the senior rights of preferred shareholders, when, as and if declared by the Board of Directors (see "Dividend Policy") and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors may without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Company does not presently intend to issue any new series of Preferred Stock.

     The overall effect of the ability of the Company's Board of Directors to issue Preferred Stock may be to render more difficult the accomplishment of mergers or other takeover or change-in-control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of shareholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of such stock. See "Risk Factors -- Control by Existing Shareholders; Anti-takeover Considerations" and "Description of Capital Stock -- Anti-takeover Provisions."

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     In May 1995 and May 1996, the Company and the holders of the Company's Series B and Series C Preferred Stock, respectively, entered into stock purchase agreements pursuant to which the Company has granted certain demand and piggyback registration rights to such shareholders Other than the Selling Shareholders, all such shareholders have waived their registration rights in connection with this Offering. The shares of Common Stock issuable upon the conversion of Series B Preferred Stock are tradable, without restriction, under Rule 144(k) by holders other than affiliates of the Company. The shares of Common Stock issuable upon conversion of the Series C Preferred Stock are eligible for resale in accordance with the provisions of Rule 144, including the volume limitations thereunder.

     Pursuant to warrants issued to Michael E. Faherty, Chairman of the Board of Directors, in December 1994, Mr. Faherty has unlimited piggyback registration rights at the Company's expense, subject to certain restrictions set forth in the warrants. Mr. Faherty has waived such registration rights in connection with this Offering.

LIMITATION OF DIRECTOR LIABILITY

     The Restated and Amended Certificate of Incorporation of the Company limits the liability of the Company's directors and officers to the Company or its shareholders to the fullest extent permitted by New

Jersey law. Specifically, directors and officers of the Company will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, (iii) as to directors only, under Section 14A:6-12(I)(a) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

ANTI-TAKEOVER PROVISIONS

     The Company is governed by the provisions of Section 14A:10A-1 et. seq., the New Jersey Shareholders Protection Act (the "New Jersey Act"), of the Business Corporation Act of New Jersey, an anti-takeover law. In general, the statute prohibits a publicly-held New Jersey corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of the corporation's voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies the New Jersey Act's fair price provision intended to provide that all shareholders (other than the interested shareholders) receive a fair price for their shares.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company and the Selling Shareholders have agreed to sell to Unterberg Harris (the "Underwriter") and the Underwriter has agreed to purchase the shares of Common Stock offered hereby.

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriter proposes initially to offer the shares of Common Stock offered hereby to the public at the public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.19 per share. The Underwriter may allow, and such dealers may reallow, a discount not in excess of $0.10 per share on sales to certain other dealers. After the public offering, the offering price, discount and reallowance may be changed.

     The Company granted the Underwriter an option which may be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriter (and in the case of the Company only, Burnham Securities Inc. in its role as "qualified independent underwriter") against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     The Company has agreed to pay the Underwriter upon the consummation of the Offering a non-accountable expense allowance of $50,000.

     On May 12, 1995, certain partners, employees, members of their families and certain affiliates of Unterberg Harris, purchased, at a purchase price of $1,340,000, 1,080,000 shares of the Company's Series B Preferred Stock, which are convertible into an aggregate of 1,195,148 shares of Common Stock. On May 17, 1996, certain partners, employees and members of their families and certain affiliates of Unterberg Harris, purchased, at a purchase price of $1,100,040, 183,340 shares of the Company's Series C Preferred Stock, which are convertible into an aggregate of 733,360 shares of Common Stock. John Dexheimer, a managing director of Unterberg Harris, has included 7,500 shares of Common Stock in this Registration Statement, the proceeds of which will be $31,425.

     Thomas I. Unterberg is Managing Director of Unterberg Harris, an investment banking firm that is the sole underwriter in this Offering. Mr. Unterberg is a member of the Board of Directors of the Company (as designee for the holders of Convertible Preferred Stock prior to this Offering). Unterberg Harris was the managing underwriter in the Company's initial public offering in 1993. In May 1995, Unterberg Harris acted as placement agent in connection with the private placement of 1,600,000 shares of Series B Preferred Stock of the Company, which shares convert into approximately 1,770,590 shares of Common Stock. As compensation for its services, the Company paid to Unterberg Harris $100,000. In May 1996, Unterberg Harris acted as placement agent in connection with the private placement of 500,000 shares of Series C Preferred Stock of the Company, which shares convert into approximately 2,000,000 shares of Common Stock. As compensation for its services, the Company paid to Unterberg Harris $150,000. Upon the consummation of this Offering, Mr. Unterberg will beneficially own approximately 15.9% of the Common Stock of the Company.

     John Rosenthal, a managing director of Burnham Securities Inc., owns 42,000 shares of Common Stock of the Company, 120,000 shares of Series B Preferred Stock and 16,667 shares of Series C Preferred Stock. Such shares of Preferred Stock convert into an aggregate of 199,462 shares of Common Stock.

     Pursuant to provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. that are applicable because Unterberg Harris and its associated persons or affiliates own more than 10% of the preferred equity of the Company, Burnham Securities Inc. has served as a "qualified independent underwriter" and has recommended a price for the Common Stock. Burnham Securities Inc. has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement.

     Except for shares offered hereby, the Company, the Selling Shareholders and certain other officers, directors and security holders of the Company have agreed to a "lock-up" arrangement under which they will not offer, sell or contract to sell, or otherwise dispose of, or announce an offering of, any shares of Common Stock, or rights to acquire the same, without the prior written consent of the Underwriter for a period of a maximum of 90 days after the date of this Prospectus.

     In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the Underwriter may bid for, or purchase, Common Stock for the purpose of stabilizing the market price. The Underwriter also may create a short position by selling more Common Stock in connection with the Offering than it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such short position. In addition, the Underwriter may impose "penalty bids" whereby it may reclaim from a dealer participating in the offering, the selling concession with respect to Common Stock that is distributed in this Offering, but subsequently purchased for the account of the Underwriter in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, the Underwriter or a market maker (a "passive market maker") in the Common Stock may make bids for or purchases of Common Stock in the Nasdaq SmallCap Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Buchanan Ingersoll, Princeton, New Jersey. Certain legal matters will be passed upon for the Underwriter by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of ECCS, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates into this Prospectus by reference its Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated herein by reference herein). Requests for such copies should be directed to Louis J. Altieri, Vice President -- Finance and Administration, ECCS, Inc., One Sheila Drive, Bldg. 6A, Tinton Falls, NJ 07724, telephone number (908) 747-6995.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and to such exhibits and schedules filed therewith. Statements contained herein as to the content of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described in the following paragraph.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of filed reports, proxy and information statements and other information can be obtained from the Public Reference Section of the Commission, Washington D.C. 20549, upon payment of prescribed rates or in certain cases by accessing the Commission's World Wide Web site at http://www.sec.gov. The Common Stock of the Company is traded on the SmallCap Market under the symbol ECCS, and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997
  (unaudited).........................................................................  F-3
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1996 and for the six months ended June 30, 1996 and 1997 (unaudited)...  F-4
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1996 and 1997
  (unaudited).........................................................................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  December 31, 1996 and for the six months ended June 30, 1996 and 1997 (unaudited)...  F-6
Notes to Consolidated Financial Statements............................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
ECCS, Inc.

     We have audited the accompanying consolidated balance sheets of ECCS, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ECCS, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                ERNST & YOUNG LLP
Princeton, New Jersey
February 25, 1997

                                   ECCS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                    DECEMBER 31,
                                                                  -----------------    JUNE 30,
                                                                   1995      1996        1997
                                                                  -------   -------   -----------
                                                                                      (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................  $ 1,514   $ 4,393     $ 1,339
  Accounts receivable, less allowance for doubtful accounts of
     $226 in 1995, $184 in 1996 and $258 at June 30, 1997.......    2,767     3,162       7,017
  Inventories...................................................    4,854     4,680       5,602
  Prepaid expenses and other receivables........................      303       257         336
                                                                  -------   -------     -------
                                                                    9,438    12,492      14,294
Property, plant and equipment (net).............................    1,311     1,190         987
Investment in real estate (net).................................      714        --          --
Capitalized software (net)......................................      919       814         816
Other assets....................................................       53        56         296
                                                                  -------   -------     -------
                                                                  $12,435   $14,552     $16,393
                                                                  =======   =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Loans payable.................................................  $ 1,849   $ 1,762     $ 1,859
  Payable to AT&T Commercial....................................    1,254        64         782
  Current portion of mortgage payable...........................      502        --          --
  Current portion of capital lease obligations..................       78        91          44
  Accounts payable..............................................    1,440     4,061       4,065
  Accrued expenses and other....................................    1,841       986       1,384
  Warranty......................................................      350       414         554
  Customer deposits, advances and other credits.................      990       834         510
                                                                  -------   -------     -------
                                                                    8,304     8,212       9,198
Capital lease obligations, net of current portion...............       50         8          --
Deferred rent...................................................      165       155         150
                                                                  -------   -------     -------
                                                                    8,519     8,375       9,348
                                                                  -------   -------     -------
Series B cumulative redeemable convertible preferred stock, $.01 par value per share, authorized 3,000,000 shares; issued and
  outstanding, 1,600,000 shares at December 31, 1995............       16        --          --
Capital in excess of par value..................................    1,778        --          --
                                                                  -------   -------     -------
                                                                    1,794        --          --
                                                                  -------   -------     -------
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value per share, authorized,
     3,000,000 shares; Series B cumulative convertible preferred stock, issued and outstanding, 1,600,000 shares at December
     31, 1996 and June 30, 1997.................................       --        16          16
     Series C cumulative convertible preferred stock, issued and outstanding, 500,000 shares at December 31, 1996 and June
     30, 1997...................................................       --         5           5
  Common stock, $.01 par value per share, authorized, 20,000,000 shares; issued and outstanding, 4,277,975 shares, 4,432,216 shares and 4,491,032 shares at December 31, 1995, December
     31, 1996 and June 30, 1997, respectively...................       43        44          45
  Capital in excess of par value -- preferred...................       --     4,522       4,522
  Capital in excess of par value -- common......................    9,974    10,254      10,423
  Deficit.......................................................   (7,895)   (8,664)     (7,966)
                                                                  -------   -------     -------
                                                                    2,122     6,177       7,045
                                                                  -------   -------     -------
          Total Liabilities and Shareholders' Equity............  $12,435   $14,552     $16,393
                                                                  =======   =======     =======

                See Notes to Consolidated Financial Statements.

                                   ECCS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,              JUNE 30,
                                           -------------------------------     -------------------
                                            1994        1995        1996        1996        1997
                                           -------     -------     -------     -------     -------
                                                                                   (UNAUDITED)
Net sales................................. $42,738     $31,174     $22,604     $12,838     $17,840
Cost of sales.............................  36,563      23,256      15,165       8,731      12,848
                                           -------     -------     -------     -------     -------
  Gross profit............................   6,175       7,918       7,439       4,107       4,992
Operating expenses:
  Sales, general & administrative.........  12,415       9,967       6,907       3,652       3,486
  Research & development..................     978       1,123       1,027         673         696
                                           -------     -------     -------     -------     -------
Operating income (loss)...................  (7,218)     (3,172)       (495)       (218)        810
  Net interest expense....................     764         487         274         157         112
                                           -------     -------     -------     -------     -------
Income (loss) before benefit for income
  taxes...................................  (7,982)     (3,659)       (769)       (375)        698
Benefit for income taxes..................  (1,192)      --          --          --          --
                                           -------     -------     -------     -------     -------
  Net income (loss)....................... $(6,790)    $(3,659)    $  (769)    $  (375)    $   698
                                           =======     =======     =======     =======     =======
Preferred dividends.......................   --             79         248          86         154
                                           =======     =======     =======     =======     =======
Income (loss) applicable to common
  shares.................................. $(6,790)    $(3,738)    $(1,017)    $  (461)    $   544
                                           =======     =======     =======     =======     =======
Primary net income (loss) per share....... $ (1.63)    $ (0.88)    $ (0.23)    $ (0.11)    $  0.10
                                           =======     =======     =======     =======     =======
Fully diluted net income per share (note
  2)...................................... $ --        $ --        $ --        $ --        $  0.08
                                           =======     =======     =======     =======     =======
Primary weighted average number of common
  and common equivalent shares............   4,160       4,232       4,346       4,322       5,236
                                           =======     =======     =======     =======     =======
Fully diluted weighted average number of
  common and common equivalent shares
  (note 2)................................   --          --          --          --          9,007
                                           =======     =======     =======     =======     =======

                See Notes to Consolidated Financial Statements.

                                   ECCS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                            COMMON STOCK                   PREFERRED STOCK
                                   ------------------------------   ------------------------------
                                                         CAPITAL                          CAPITAL
                                                           IN                               IN                       TOTAL
                                                        EXCESS OF                        EXCESS OF   RETAINED    SHAREHOLDERS'
                                    SHARES     AMOUNT   PAR VALUE    SHARES     AMOUNT   PAR VALUE   EARNINGS       EQUITY
                                   ---------   ------   ---------   ---------   ------   ---------   ---------   -------------
Balance at January 1, 1994.......  4,126,250    $ 41     $ 9,778                                      $  2,554      $12,373
  Stock option exercises.........     90,100       1          89                                                         90
Net loss.........................                                                                       (6,790)      (6,790)
                                   ---------     ---     -------                                       -------      -------
Balance at December 31, 1994.....  4,216,350      42       9,867                                        (4,236)       5,673
Issuance of stock and stock
  option exercises...............     61,625       1         107                                                        108
Net loss.........................                                                                       (3,659)      (3,659)
                                   ---------     ---     -------                                       -------      -------
Balance at December 31, 1995.....  4,277,975      43       9,974                                        (7,895)       2,122
Reclassification of Series B
  Convertible Preferred Stock....                                   1,600,000    $ 16     $ 1,778                     1,794
Issuance of Series C Convertible
  Preferred Stock................                                     500,000       5       2,744                     2,749
Issuance of stock and stock
  option exercises...............    154,241       1         280                                                        281
Net loss.........................                                                                         (769)        (769)
                                   ---------     ---     -------    ---------     ---      ------      -------      -------
Balance at December 31, 1996.....  4,432,216      44      10,254    2,100,000      21       4,522       (8,664)       6,177
Issuance of stock and stock
  option exercises (unaudited)...     58,816       1         169                                                        170
Net income (unaudited)...........                                                                          698          698
                                   ---------     ---     -------    ---------     ---      ------      -------      -------
Balance at June 30, 1997
  (unaudited)....................  4,491,032    $ 45     $10,423    2,100,000    $ 21     $ 4,522     $ (7,966)     $ 7,045
                                   =========     ===     =======    =========     ===      ======      =======      =======

                See Notes to Consolidated Financial Statements.

                                   ECCS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,           JUNE 30,
                                               ------------------------------   ------------------
                                                 1994       1995       1996      1996       1997
                                               --------   --------   --------   -------   --------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
Net income (loss)............................  $ (6,790)  $ (3,659)  $   (769)  $  (375)  $    698
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization..............     1,422      1,017      1,311       714        595
  Gain on sale of Illinois property..........     --         --          (145)     (145)     --
  (Increase) decrease in accounts
     receivable..............................     3,619      5,249       (395)   (3,595)    (3,855)
  Decrease (increase) in inventories.........     9,657      1,734        174     2,053       (922)
  (Increase) decrease in income taxes
     refunded................................      (854)       854      --        --         --
  Decrease (increase) in prepaid expenses and
     other...................................     1,683        535         43      (146)      (319)
  (Decrease) increase in payable to AT&T
     Commercial..............................    (4,730)    (2,547)    (1,190)     (919)       718
  Increase (decrease) in accounts payable,
     accrued liabilities and other...........      (765)    (2,446)     1,820     1,172        537
     Increase (decrease) in customer
       deposits..............................       537         49       (156)      349       (324)
                                               --------   --------   --------   -------   --------
Net cash provided by (used in) operating
  activities.................................     3,779        786        693      (892)    (2,872)
                                               --------   --------   --------   -------   --------
Cash flows from investing activities:
  Additions to property, plant and
     equipment...............................      (603)      (318)      (642)     (307)      (111)
  Gross proceeds from sale of Illinois
     property................................     --         --           855       855      --
  Additions to capitalized software..........      (974)      (180)      (439)     (248)      (283)
                                               --------   --------   --------   -------   --------
Net cash (used in) provided by investing
  activities.................................    (1,577)      (498)      (226)      300       (394)
                                               --------   --------   --------   -------   --------
Cash flows from financing activities:
  Borrowings under revolving credit
     agreement...............................    43,459     28,006     15,379     9,694     10,157
  Repayments under revolving credit
     agreement...............................   (44,173)   (30,246)   (15,466)   (8,155)   (10,060)
  Repayment of capital lease obligations.....       (30)       (94)       (29)      (53)       (55)
  Repayment of mortgage payable..............       (12)       (12)      (502)     (502)     --
  Gross proceeds from issuance of preferred
     stock...................................     --         2,000      3,000     3,000      --
  Expenses for issuance of preferred stock...     --          (206)      (251)     (252)     --
  Proceeds from exercise of employee stock
     options and issuance of common stock....        90        108        281       146        170
                                               --------   --------   --------   -------   --------
Net cash provided by (used in) financing
  activities.................................      (666)      (444)     2,412     3,878        212
                                               --------   --------   --------   -------   --------
Net increase (decrease) in cash and cash
  equivalents................................     1,536       (156)     2,879     3,286     (3,054)
Cash and cash equivalents at beginning of
  period.....................................       134      1,670      1,514     1,514      4,393
                                               --------   --------   --------   -------   --------
Cash and cash equivalents at end of period...  $  1,670   $  1,514   $  4,393   $ 4,800   $  1,339
                                               ========   ========   ========   =======   ========
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for:
     Interest................................  $    764   $    461   $    422   $   185   $    112
                                               ========   ========   ========   =======   ========

                See Notes to Consolidated Financial Statements.

                                   ECCS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997 (UNAUDITED)

NOTE 1 -- THE COMPANY

     ECCS, Inc. ("ECCS" or the "Company") is a provider of intelligent solutions to store, protect and access mission critical information for the Open Systems and related markets. The Company designs, manufactures and sells high performance, fault tolerant data storage solutions for a wide range of customer requirements. ECCS' flagship product, Synchronix, which the Company began selling in 1996, is a full feature RAID (redundant array of independent disks) product family designed for use in NT and UNIX clustered environments, including Tandem's ServerNet. The Company's products are compatible with most Open System computing platforms and enable customers to store, protect and access data and to centralize data management functions across an organization's disparate computer environments.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Reclassification

     Certain prior year balances have been reclassified to conform to the 1996 presentation.

  June 30, 1996 and 1997 Financial Information

     The information presented for June 30, 1997 and for the six-month periods ended June 30, 1996 and 1997, is unaudited, but, in the opinion of the Company's management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for the fair presentation of the Company's financial position as of June 30, 1997, the results of its operations for the six-month periods ended June 30, 1996 and June 30, 1997 and its cash flows for the six-month periods ended June 30, 1996 and June 30, 1997.

  Cash and Cash Equivalents

     The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation and amortization are provided on a straightline basis over the estimated useful lives ranging from 3 to 5 years.

     Equipment under capital leases is recorded at the lower of fair value or present value of minimum lease payments at the inception of the lease. Amortization of the leased property is computed using the straight-line method over the term of the lease.

  Investment in Real Estate

     In 1993, the Company purchased real estate, including a building and land, in Romeoville, Illinois for $753,000. Depreciation on the building has been recognized on a straight line basis over the estimated useful life of 31.5 years. On March 19, 1996, the Company sold such property for gross proceeds of $855,000. These proceeds were used, in part, to pay off the mortgage in full. Net cash proceeds to the Company, after repayment of the mortgage, were approximately $270,000.

  Software Development Costs

     The Company capitalizes software development costs in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 86. Such costs are capitalized after technological feasibility has been demonstrated. Such capitalized amounts are amortized commencing with product introduction on a straight-line basis utilizing the estimated economic life ranging from one to three years. Amortization of capitalized

                                   ECCS, INC.

software development is charged to cost of sales and aggregated $615,000, $307,000 and $544,000 for 1994, 1995 and 1996, respectively, and $281,000 and
$255,000 for June 30, 1996 and 1997, respectively. Amortization of capitalized software development costs in 1995 includes approximately $13,000 related to the writedown of certain of such costs to net realizable value. At December 31, 1996, the Company has capitalized $2,013,000 of software development costs, of which $1,199,000 has been amortized. At June 30, 1997, the Company has capitalized $2,296,000 of software development costs, of which $1,480,000 has been amortized.

  Impairment of Long-lived Assets

     In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which had no effect on its financial condition or results of operations. The Company records impairment losses on long-lived assets used in operations or expected to be disposed of when events and circumstances indicate that the cash flows expected to be derived from those assets are less than the carrying amounts of those assets. No such events and circumstances have occurred.

  Revenue Recognition

     In general, revenue is recognized upon shipment of the product or system or as services are provided. Periodically, revenue is recognized on product which is being held at the customer's request. Revenue is only recognized on such product when all risks of ownership have passed to the customer and the Company has no specific performance obligations remaining. Revenues related to maintenance contracts are recognized over the respective terms of the maintenance contracts. Revenue for certain major product enhancements and major new product offerings, for which the Company believes that significant product development risks may exist which can realistically only be addressed during live beta testing at end-user sites, is not recognized until successful completion of such end-user beta testing.

  Warranty

     Estimated future warranty obligations related to ECCS products are provided by charges to operations in the period the related revenue is recognized.

  Research and Development Costs

     Research and development costs are expensed as incurred, except for software development costs which are accounted for as noted above.

  Income Taxes

     Income taxes are accounted for by the liability method in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes".

  Stock Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Per Share Information

     Primary net income (loss) per share is computed using the weighted average number of common shares and common share equivalents outstanding during the periods presented. Common share equivalents result from outstanding options and warrants to purchase common stock. To the extent common share equivalents are anti-dilutive, they are not included in the calculation. The fully diluted net income per share computation reflects the dilutive effect of the common share equivalents and the assumed conversion of the Convertible Preferred Stock.

                                   ECCS, INC.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for the Company's year ending December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options and warrants will be excluded. The impact upon adoption is expected to result in an increase in primary earnings per share for the six months and second quarter ended June 30, 1997 of $.02 and $.01, respectively, and is expected to have no impact for the six months and quarter ended June 30, 1996. The impact of Statement 128 on the calculation of fully diluted earnings per share for all periods presented is not expected to be material.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

NOTE 3 -- TRANSACTIONS WITH SIGNIFICANT VENDORS AND CUSTOMERS

     On June 27, 1995, the Company entered into a Manufacturing Services Agreement with Unisys, its primary manufacturer, that defines the terms of sales and support services. Pursuant to such agreement, Unisys will manufacture certain of the Company's products for use in the Company's proprietary systems as well as for the direct sale to endusers. The agreement does not contain specific quantity commitments and purchases are made on a purchase order basis. The agreement does not include any long-term commitment by the Company to Unisys. The contract had an initial term of one year, and automatically renews for successive one year periods. The contract was automatically renewed on June 27, 1996. Pricing and deliverables are to be negotiated each year. Either party can terminate the agreement with written notice, provided, however, that if Unisys cancels the agreement, it shall be obligated to continue accepting manufacturing orders for a period of six months thereafter. In the event that the Company terminates the agreement, the Company shall be liable for inventory procured to fill the Company's orders. The Company primarily relies on regular trade credit with open terms for the financing of purchases under this agreement. The Company's purchases under this agreement totaled $4.3 million in 1996.

     Sales to the Company's primary alternate channel partner, Unisys, accounted for 30% of the Company's net sales in 1996. All sales to Unisys, which began in 1996, were sales of mass storage enhancement products. Effective May 1, 1995, the Company entered into an OEM agreement with Unisys.

     Such agreement, as subsequently amended, grants to Unisys exclusive world-wide rights to sell and distribute certain of the Company's proprietary products, and a non-exclusive world-wide right to sell and distribute certain other products. The agreement provides that product pricing shall remain in effect throughout the term of the agreement unless market conditions dictate that the Company should provide more favorable pricing terms to Unisys. The agreement is for an initial five year term beginning May 1, 1995 and Unisys has the right to extend such term for successive one year periods upon appropriate written notice. The agreement may be terminated under certain conditions and Unisys may, subject to certain conditions, terminate the agreement in the event that the Company fails to timely perform its delivery obligations under the agreement. While the Company has an OEM agreement with Unisys that defines the terms of the sales and support services provided thereunder, this agreement does not include specific quantity commitments.

     Sales to the Federal government represented 30%, 21%, and 7% of net sales in 1996, 1995, and 1994, respectively. The U.S. Air Force, an end user of the Company's products, purchased $5.7 million of products through federal integrators in 1996. Of such amount, sales pursuant to a contract with Hughes Data Systems accounted for $3.7 million, or 16%, of net sales. There are no minimum purchase requirements under this contract. There can be no assurance that there will be additional sales under this contract.

                                   ECCS, INC.

     In 1994, 1995 and 1996, purchases by multiple AT&T business units represented 65%, 51% and 14%, respectively of all purchases from the Company. All such sales by the Company to AT&T were made on an individual purchase order basis and, therefore, there were and are no ongoing written commitments by AT&T to purchase from the Company. The Company historically sold its mass storage enhancement systems and provided systems integration services to AT&T, and, acting as a value added reseller ("VAR") of NCR products, sold NCR computer hardware systems to multiple AT&T business units for either their own use as an end user or for resale by such business units to third parties. In 1996, the Company purchased 7.5% of its inventory acquisitions from NCR. In 1995 and 1994, purchases from such vendor represented 37% and 45%, respectively, of the Company's inventory purchases.

     The Company has supply arrangements with Bell Microproducts and Anthem Electronics, Inc. ("Anthem") pursuant to which the Company orders on terms negotiated at the time of each such order. There are no minimum purchase requirements. These arrangements are terminable by either party at any time. 1996 purchases from Bell Microproducts totaled approximately $2.1 million or 12.7% of all purchases. The Company's purchases from Anthem totaled $1.2 million, or 7.3% of the Company's total purchases and $3.1 million or 12% of the Company's total purchases in 1996 and 1995, respectively.

NOTE 4 -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                            DECEMBER 31,           JUNE 30,
                                                         ------------------    ----------------
                                                          1995       1996      1997 (UNAUDITED)
                                                         -------    -------    ----------------
    Purchased parts....................................  $ 2,538    $ 2,181         $2,654
    Finished goods.....................................    3,129      3,280          3,846
                                                          ------     ------         ------
                                                           5,667      5,461          6,500
         Less: inventory valuation reserve.............      813        781            898
                                                          ------     ------         ------
                                                         $ 4,854    $ 4,680         $5,602
                                                          ======     ======         ======

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                  DECEMBER 31,         JUNE 30,
                                                                 ---------------   ----------------
                                                                  1995     1996    1997 (UNAUDITED)
                                                                 ------   ------   ----------------
Property.......................................................  $  498   $  490        $  464
Computer equipment.............................................   2,409    3,018         3,126
Vehicles.......................................................      47       47            47
Leasehold improvements.........................................     350      350           356
Equipment under capital leases.................................     368      367           368
                                                                 ------   ------        ------
                                                                  3,672    4,272         4,361
Less accumulated depreciation and amortization, including $331,
  $346 and $354 relating to equipment under capital leases for the periods ended December 31, 1995, December 31, 1996, and
  June 30, 1997 respectively...................................   2,361    3,082         3,374
                                                                 ------   ------        ------
                                                                 $1,311   $1,190        $  987
                                                                 ======   ======        ======

NOTE 6 -- LOANS PAYABLE AND PAYABLE TO AT&T COMMERCIAL

     On May 17, 1996, simultaneously with the consummation of the sale of 462,512 shares of Series C Preferred Stock, the Company's direct pay line of credit with AT&T Commercial Finance Corporation ("AT&T-CFC") was terminated and its general line of credit with AT&T-CFC was increased to $2 million. The agreement with AT&T-CFC contains covenants relating to net worth, total assets to debt and total inventory to debt. Such agreement also restricts the payment of dividends. Such general line of credit expires on March 31, 1998. The Company uses this line of credit to augment its purchasing ability with various vendors. The Company relied on this line of credit for 37% and 7.5% of its inventory acquisitions in 1995 and

                                   ECCS, INC.

1996, respectively, the majority of which were purchases from NCR. In 1994 and 1995, purchases from such vendor represented 45% and 37%, respectively, of the Company's inventory purchases. The Company's obligations under the agreement with AT&T-CFC are collateralized by substantially all of the assets of the Company. As of December 31, 1995, the Company was in default with respect to its net worth covenant of $5.5 million. On May 6, 1996, AT&T-CFC waived such default through June 30, 1996. Effective with the Series C Preferred Stock placement, the Company's net worth satisfied such net worth covenant. As of December 31, 1995 and 1996, the Company owed approximately $1.3 million and $64,000, respectively, under this credit line, and available credit under such line towards future inventory purchases of floor plan products was $1.9 million at December 31, 1996.

     The Company has a financing facility with Fidelity Funding of California, Inc. ("Fidelity") which provides for maximum eligible (as defined) accounts receivable financing of $7 million at the prime lending rate (8.25% at December 31, 1996) with a 0.5% transaction fee applied to each borrowing. The weighted average interest rate on such line in 1996 was 11.54%. In addition, the agreement requires a commitment fee of 0.5% of the total available financing amount, payable annually on each anniversary date of the agreement. The financing facility agreement is for a period of three years beginning March 28, 1995 and the obligations under such agreement are collateralized by substantially all of the assets of the Company. The outstanding balance for the line of credit at December 31, 1995, December 31, 1996 and at June 30, 1997 was approximately $1,800,000. Available borrowings from the Company's accounts receivable line of credit were $926,000 at December 31, 1996. Such financing facility was terminated in July 1997 (see Note 15).

NOTE 7 -- MORTGAGE PAYABLE

     On July 20, 1993, the Company entered into a mortgage agreement bearing 8% interest with a bank for the principal amount of $529,250, collateralized by property located in Romeoville, Illinois. On March 19, 1996, the Company sold such property for gross proceeds of $855,000 and used a portion of such proceeds to repay the mortgage, in full.

NOTE 8 -- LEASES

     The Company has capitalized leases for certain equipment. The capitalized lease obligations are payable through July 1997 and bear interest at rates ranging from 7.2% to 19.45%. In addition, the Company is obligated through the year 2000 under non-cancelable operating leases for office and warehouse space. The leases provide for all real estate taxes and operating expenses to be paid by the Company. Under certain leases, the Company has the option to renew for additional terms at specified rentals. Rental expense for such leases approximated $581,000, $571,000 and $501,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $245,000 and $256,000 for the periods ended June 30, 1996 and 1997, respectively.

     Deferred rent on the accompanying consolidated balance sheet represents the excess of rents to be paid in the future over rent expense recognized on a straight-line basis.

                                   ECCS, INC.

     The following is a schedule of future minimum lease payments for capital and non-cancelable operating leases, together with the present value of the net minimum lease payments, as of December 31, 1996 (in thousands):

                                                                           DECEMBER 31, 1996
                                                                 -------------------------------------
                                                                    CAPITALIZED          OPERATING
                                                                       LEASES              LEASES
                                                                 ------------------   ----------------
1997...........................................................         $100               $  440
1998...........................................................            8                  320
1999...........................................................           --                  306
2000...........................................................           --                  306
Thereafter.....................................................           --                   --
                                                                        ----               ------
Total minimum lease payments...................................          108               $1,372
                                                                                           ======
                                                                        ----
Less amount representing interest..............................            9
                                                                        ----
Present value of net minimum lease payments....................         $ 99
                                                                        ====

NOTE 9 -- CONVERTIBLE PREFERRED STOCK

     The Company has an authorized class of 3,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. On May 19, 1995, the Company consummated a private placement of 6% Cumulative Redeemable Convertible Preferred Stock, Series B (the "Series B Preferred Stock") pursuant to which the Company issued and sold to certain investors 1,600,000 shares of Series B Preferred Stock at a price per share of $1.25. The Series B Preferred Stock was redeemable by the Company, at its option, after one year at $1.25 per share, or $2 million in the aggregate, plus any accrued and unpaid dividends. In addition, it was mandatorily redeemable four years from the date of issuance at the same amounts. On May 17, 1996, the Series B Preferred Stock was amended to delete the mandatory and optional redemption provisions contained therein. As a result of the deletion of the mandatory and optional redemption provisions, the Series B Preferred Stock was reclassified to equity in the Balance Sheet.

     Dividends with respect to such shares are calculated based on $0.02 per share per quarter and accumulate if not declared and paid. As of December 31, 1996, an aggregate of $215,000 ($79,000 of which accrued in 1995 and $136,000 of which accrued in 1996) of the Series B Preferred Stock dividends had accumulated and have not been declared or paid. In addition, interest of 6% per annum accrues on any unpaid dividends. As of June 30, 1997, such accumulated dividends totaled $279,000.

     Also on May 17, 1996, 500,000 shares of the Company's Preferred Stock were designated as Cumulative Convertible Preferred Stock, Series C ("Series C Preferred Stock"). Of such shares, 462,512 were issued into escrow on May 17, 1996 at a price per share of $6.00. Dividends with respect to such shares are calculated based on $0.09 per share per quarter and accumulate if not declared and paid. Interest of 6% per annum accrues on any unpaid dividends. At any time, the Series C Preferred Shareholders may convert their Series C Preferred Stock into Common Stock, at the initial rate of four shares of Common Stock for each share of Series C Preferred Stock. The Company has reserved 2,000,000 shares of Common Stock for the conversion of the outstanding Series C Preferred Stock. The 462,512 shares of Series C Preferred Stock and the proceeds thereof were released from escrow on May 25, 1996 upon satisfaction of all applicable conditions to release, after denial by Nasdaq of an exception to the shareholder approval requirement. The issuance of such shares of Series C Preferred Stock without shareholder approval and without an exception to such requirement constitutes a breach of the Company's listing agreement with Nasdaq. Consequently, the Company has been delisted from the National Market and is now listed on the SmallCap Market. The Company's Board of Directors had determined that the issuance of the shares of Series C Preferred Stock without shareholder approval was necessary for the continued financial viability of the Company.

     On May 30, 1996, the Company issued directly to certain investors the remaining 37,488 shares of Series C Preferred Stock at a price of $6.00 per share.

                                   ECCS, INC.

     In connection with the issuance of the Series C Preferred Stock and pursuant to the anti-dilution provisions of the Series B Preferred Stock, the conversion ratio of the Series B Preferred Stock was adjusted. As a result, the Series B Preferred Stock is currently convertible into approximately 1,770,590 shares of Common Stock. The Company has reserved 1,770,590 shares of Common Stock for the conversion of outstanding Series B Preferred Stock.

     As of December 31, 1996, an aggregate of $112,000 of the Series C Preferred Stock dividends had accumulated and had not been declared or paid. As of June 30, 1997, such accumulated dividends totaled $202,000. In the event of liquidation, dissolution or winding up of the Company, Series B Preferred Shareholders and Series C Preferred Shareholders, on a pro rata basis, are entitled to receive prior and in preference to Common Shareholders.

NOTE 10 -- STOCK OPTION PLANS

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  The 1989 Stock Option Plan

     Under the Company's 1989 Stock Option Plan, as amended, 900,000 shares of common stock can be issued through incentive stock options and non-statutory stock options. The incentive stock options allow designated full-time employees, including officers, to purchase shares of common stock at prices equal to fair market value at the date of grant. For individuals who own more than 10% of the stock of the Company, the option price of the shares may not be less than 110% of the fair market value on the date of grant. The incentive stock options expire five years from the date of the grant for shareholders owning more than 10% of the voting rights (as defined). The non-statutory stock options may be granted to full-time employees, including officers and non-employee directors or consultants at prices as determined by the Board of Directors. The stock options are exercisable over a period determined by the Board of Directors. To date, no options have been granted with a vesting period of more than five years.

                                   ECCS, INC.

     A summary of the changes in outstanding common stock options under the 1989 Stock Option Plan is as follows:

                                                                          OPTIONS OUTSTANDING
                                                                      ---------------------------
                                                                                 WEIGHTED-AVERAGE
                                                                       SHARES     EXERCISE PRICE
                                                                      --------   ----------------
Balance at January 1, 1994..........................................   308,400        $ 2.01
                                                                       -------
  Options granted...................................................   367,017        $ 3.10
  Options exercised.................................................   (90,120)       $ 1.00
  Options canceled..................................................  (144,380)       $ 2.47
                                                                       -------
Balance at December 31, 1994........................................   440,917        $ 3.03
                                                                       -------
  Options granted...................................................   270,000        $ 2.21
  Options exercised.................................................   (16,375)       $ 1.16
  Options canceled..................................................   (99,625)       $ 2.93
                                                                       -------
Balance at December 31, 1995........................................   594,917        $ 2.73
                                                                       -------
  Options granted...................................................   310,559        $ 2.76
  Options exercised.................................................   (15,225)       $ 3.31
  Options canceled..................................................  (126,075)       $ 3.22
                                                                       -------
Balance at December 31, 1996........................................   764,176        $ 2.65
                                                                       -------
  Options exercisable at December 31, 1996..........................   217,987        $ 2.62

     The weighted average remaining contractual life for the balance at December 31, 1996 in the 1989 Stock Option Plan is nine years and the exercise price range is $1.00 - $4.25.

     On October 6, 1994, the Board of Directors offered to reduce the exercise price of certain options to the fair market value of the Company's Common Stock on such date. Upon acceptance by the option holders, the vesting period began from the date of the offer and the options become exercisable ratably over a period of four years and expire ten years from the date of issuance.

  1996 Stock Option Plan

     In June 1996, the Board of Directors of the Company adopted, subject to shareholder approval, such approval being granted in July of 1996, the 1996 Stock Plan. Under the 1996 Stock Plan, 600,000 shares of common stock can be issued through incentive stock options and non-statutory stock options and/or stock purchase rights. The incentive stock options allow designated employees, non-employee directors and consultants to purchase shares of common stock at prices equal to fair market value at the date of grant. For individuals who own more than 10% of the stock of the Company, the option price of the shares may not be less than 110% of the fair market value on the date of grant. The incentive stock options expire five years from the date of grant for shareholders owning more than 10% of the voting rights (as defined). The non-statutory stock options may be granted to employees, non-employee directors and consultants at prices as determined by the Board of Directors. The stock options are exercisable over a period determined by the Board of Directors. To date, no options have been granted with a vesting period of more than five years.

     A summary of the changes in outstanding common stock options under the 1996 Stock Plan is as follows:

                                                                          OPTIONS OUTSTANDING
                                                                       --------------------------
                                                                                 WEIGHTED-AVERAGE
                                                                       SHARES     EXERCISE PRICE
                                                                       -------   ----------------
Balance at January 1, 1995...........................................    --          --
                                                                       -------
  Options granted....................................................  212,000        $ 4.06
  Options exercised..................................................    --          --
  Options canceled...................................................    --          --
                                                                       -------
Balance at December 31, 1996.........................................  212,000        $ 4.06
  Options exercisable at December 31, 1996...........................    --          --

                                   ECCS, INC.

     The weighted average remaining contractual life for the balance at December 31, 1996 in the 1996 Stock Option Plan is ten (10) years and the exercise price range is $3.38 - $4.50.

  Non-Qualified Stock Options

     On February 1, 1995, 306,000 common stock purchase options were granted by the Board to full-time employees, including officers, and a non-employee consultant. The exercise prices is $2.13, the fair market value of the Company's Common Stock at the date of grant. These options are exercisable over a period of four years and expire ten years from the date of issuance. These options were granted outside the Company's 1989 Stock Option Plan pursuant to non-qualified stock option agreements (the "Non-Qualified Agreements"). On May 19, 1995, in connection with the sale by the Company of 1,600,000 shares of Series B 6% Cumulative Redeemable Convertible Preferred Stock (see Note 9), and pursuant to an anti-dilution provision contained in certain of such options granted to an officer of the Company, the number of options granted to such officer was increased to 113,691. The exercise price of the 113,691 options granted to such officer was adjusted to $1.25, the purchase price of the Series B 6% Cumulative Redeemable Convertible Preferred Stock. The anti-dilution provision expired on December 31, 1995. No anti-dilution provision was included in connection with the issuance of the Series C Convertible Preferred Stock.

     A summary of the changes in outstanding common stock options under the Non-Qualified Agreements is as follows:

                                                                          OPTIONS OUTSTANDING
                                                                       --------------------------
                                                                                 WEIGHTED-AVERAGE
                                                                       SHARES     EXERCISE PRICE
                                                                       -------   ----------------
Balance at January 1, 1995...........................................   20,000        $ 2.38
                                                                       -------
  Options granted....................................................  339,691        $ 1.83
  Options exercised..................................................  (20,000)       $ 2.38
  Options canceled...................................................  (29,500)       $ 2.13
                                                                       -------
Balance at December 31, 1995.........................................  310,191        $ 1.80
                                                                       -------
  Options granted....................................................  100,000        $ 3.04
  Options exercised..................................................  (10,250)       $ 2.13
  Options canceled...................................................  (57,750)       $ 2.13
                                                                       -------
Balance at December 31, 1996.........................................  342,191        $ 2.53
                                                                       -------
Options exercisable at December 31, 1996.............................   90,548        $ 2.10

     The weighted average remaining contractual life for the balance at December 31, 1996 under the Non-Qualified Agreements is 9.3 years and the exercise price range is $1.25 - $4.50.

     In February of 1996, the Board of Directors of the Company adopted, subject to shareholder approval, such approval being granted in July of 1996, the 1996 Non-Employee Directors Stock Option Plan (the "1996 Non-Employee Directors Plan"). 150,000 shares of Common Stock can be issued under such plan through non-statutory stock options. Under the terms of the 1996 Non-Employee Directors Plan, each non-employee director who first becomes a member of the Board after approval of such plan by the shareholders of the Company, shall be automatically granted, on the date such person becomes a member of the Board, an option to purchase 30,000 shares of Common Stock. In addition, each non-employee director who is a member of the Board on the first trading day of each year shall be automatically granted on such date, without further action by the Board, an option to purchase 5,000 shares of Common Stock. Messrs. Faherty and Azcuy are ineligible to receive options under the 1996 Non-Employee Directors Plan. The exercise price per share under the 1996 Non-Employee Directors Plan shall be equal to the fair market value (as defined) of a share of Common Stock on the applicable grant date, and options granted under the 1996 Non-Employee Directors Plan shall vest over a four year period. No stock options were issued under this plan during 1996.

                                   ECCS, INC.

  Stock Warrants

     On December 6, 1994, common stock purchase warrants for 266,601 shares exercisable at $1.75 per share, the fair market value of the Company's Common Stock on such date, were granted to a consultant of the Company. These warrants become exercisable at various dates during the first year and expire ten years from the date of issuance. On May 19, 1995, in connection with the sale by the Company of 1,600,000 shares of the Series B Preferred Stock (see Note 9), pursuant to an anti-dilution provision contained in such common stock purchase warrants, the number of warrants granted was increased to 298,848 and the exercise price was adjusted to $1.25, the purchase price of the Series B Preferred Stock. At December 31, 1996, 298,848 of such warrants were exercisable.

     The Company has reserved 2,130,589 shares of Common Stock for the exercise of stock options and warrants as described above.

  FAS 123 Pro Forma Information

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rates of between 5.45% - 6.69% in 1995 and 5.48% - 7.58% in 1996; dividend yields of zero; volatility factors of the expected market price of the Company's common stock of 1.02; and a weighted-average expected life of four (4) years. The weighted average fair market value of stock options issued in 1995 and 1996 was $1.48 and $2.35 per share, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except for earnings per share information):

                                                                        1995        1996
                                                                       -------     -------
    Net loss as reported.............................................  $(3,659)    $  (769)
    Pro forma net loss...............................................  $(3,793)    $(1,093)
    Loss per share as reported
      Primary........................................................  $  (.88)    $  (.23)
    Pro forma loss per share
      Primary........................................................  $  (.91)    $  (.25)

NOTE 11 -- EMPLOYEE STOCK PURCHASE PLAN

     In June 1995, the Company adopted a 1995 Employee Stock Purchase Plan (the "Purchase Plan") and reserved for issuance an aggregate of 150,000 shares of Common Stock. The Purchase Plan allows eligible employees to purchase Common Stock, through payroll deductions during a Purchase Period, at a purchase price that shall be the lesser of (a) 85% of the Fair Market Value of a share of Common Stock on the first day of such Purchase Period, or (b) 85% of the Fair Market Value of a share of Common Stock on the Exercise Date of such Purchase Period, as each of such terms are defined in the 1995 Employee Stock Purchase Plan. The option to purchase stock under the Purchase Plan will terminate December 31, 1999. At December 31, 1996, 77,247 shares were issued under the Purchase Plan, of which 51,997 were issued in 1996.

                                   ECCS, INC.

NOTE 12 -- INCOME TAXES

     The provision for income taxes is comprised of the following (in thousands):

                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                     1994       1995     1995
                                                                   --------     ----     ----
    Federal:
      Current....................................................  $ (1,007)     $--      $--
      Deferred...................................................      (117)     --       --
    State:
      Current....................................................       (32)     --       --
      Deferred...................................................       (36)     --       --
                                                                                 --       --
                                                                    -------
    Total........................................................  $ (1,192)     $0       $0
                                                                    =======      ==       ==

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax balances as of December 31, 1995 and 1996 are as follows:

                                                                        1995        1996
                                                                       -------     -------
    Tax credits......................................................  $   225     $   268
    Net operating losses.............................................    2,977       3,384
    Capitalized software.............................................     (358)       (317)
    Deferred rent....................................................      810         737
    Valuation allowance..............................................   (3,654)     (4,072)
                                                                       -------     -------
    Total............................................................        0           0
    Current..........................................................        0           0
                                                                       -------     -------
    Non-current......................................................  $     0     $     0
                                                                       =======     =======

     At December 31, 1996, the Company had a net operating loss carryover for Federal income tax purposes of approximately $8,300,000, which will expire in 2009. The Company also has research and development tax credit carryovers for Federal income tax purposes of approximately $122,000 which will begin to expire in 2009. In addition, the Company has alternative minimum tax credits of approximately $53,000. These credits can be carried forward indefinitely. The Company has experienced a change in ownership in 1995 as defined by Section 382 of the Internal Revenue Code. Accordingly, future use of these NOLs and income tax credits may be limited.

     Under SFAS No. 109, a valuation allowance is established, if based on the weight of available evidence, it is more likely than not that a portion of the deferred tax asset will not be realized. Accordingly, a full valuation allowance has been provided to off-set the Company's net deferred tax assets.

     The differences between the provision for income taxes and income taxes computed using the Federal income tax rate were as follows (in thousands):

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1994        1995       1996
                                                              -------     -------     -----
    Computed "expected" tax benefit.........................  $(2,715)    $(1,210)    $(261)
    State income taxes, net of federal income tax benefit
      and state valuation allowance.........................      (45)      --         --
    Increase in federal valuation allowance.................    1,588       1,312       418
    Research and development tax credits....................      (56)       (119)     (183)
    Other...................................................       36          17        26
                                                              -------     -------     -----
    Actual tax benefit......................................  $(1,192)    $ --        $--
                                                              =======     =======     =====

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     In both 1995 and 1996, the Company adopted a plan whereby senior management will be entitled to six months severance payments in the event of certain terminations after a change-in-control of the Company,

                                   ECCS, INC.

and an incentive bonus will be paid if such persons are still in the employ of the Company at the completion of a change-in-control.

     There are no individual material litigation matters pending to which the Company is party or to which any of its property is subject.

NOTE 14 -- RELATED PARTY TRANSACTION (UNAUDITED)

     On June 6, 1997, the Company entered into a loan transaction with its President and Chief Executive Officer (the "Borrower") pursuant to a $250,000 promissory note in favor of the Company. Interest on the outstanding principal balance of such promissory note is payable monthly at the prime lending rate. The promissory note is payable over a five-year period beginning on May 31, 1999. In connection with such promissory note, the Borrower granted the Company a security interest in the Borrower's interests in the Company's 1997 Executive Compensation Plan and any and all future executive compensation bonuses or similar compensation to be received by the Borrower. The Borrower also pledged to the Company all of his right, title and interest to 25,000 restricted shares of the Company's Common Stock and options to purchase 131,000 shares of the Company's Common Stock as security for the promissory note.

NOTE 15 -- SUBSEQUENT EVENTS (UNAUDITED)

     On July 9, 1997, the Company entered into a full recourse factoring facility with NationsBanc Commercial Corporation ("NCC") which provides for aggregate advances not to exceed the lesser of $7 million or up to 85% of Eligible Receivables (as defined in the agreement). Interest on such advances is payable monthly in arrears at the prime lending rate and the Company is obligated to pay certain annual fees. The factoring facility is for a period of three years (unless terminated by NCC by providing the Company sixty days prior written notice) beginning on July 30, 1997. The obligations of the Company under such agreement are collateralized by substantially all of the assets of the Company.

     In connection with the termination of the Company's financing facility with Fidelity (see Note 6), the Company paid Fidelity a termination fee of $100,000.

     In August, 1997, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for the sale of Common Stock to be comprised of (i) a maximum of 2,500,000 shares to be issued and sold by the Company; (ii) such number of shares of Common Stock as shall be sold in the public offering by certain shareholders in the exercise of their registration rights; and (iii) an underwriter's over-allotment of an additional 15% of the above shares. If such offering is consummated under terms presently anticipated, all shares of Series B Preferred Stock and Series C Preferred Stock outstanding as of the closing date of such offering will automatically convert into shares of Common Stock in accordance with the terms of such series. Accrued dividends will be payable with respect to such Preferred Stock.

=======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    5
Use of Proceeds........................    9
Price Range of Common Stock............   10
Dividend Policy........................   10
Capitalization.........................   11
Dilution...............................   12
Selected Consolidated Financial Data...   13
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................   14
Business...............................   21
Management.............................   29
Principal and Selling Shareholders.....   31
Description of Capital Stock...........   33
Underwriting...........................   35
Legal Matters..........................   37
Experts................................   37
Incorporation of Certain Documents by
  Reference............................   37
Available Information..................   38
Index to Consolidated Financial
  Statements...........................  F-1

=======================================================
=======================================================
                                2,500,000 SHARES
                               [ECCS, INC. LOGO]
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                UNTERBERG HARRIS
                                AUGUST 20, 1997
=======================================================